U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                         Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934


                                  UNILOC, INC.
                 (Name of Small Business Issuer in its Charter)

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               California                               22-3337365
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     (State or Other Jurisdiction of           (IRS Employer Identification
     Incorporation or Organization)                       Number)
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          19671 Beach Boulevard
      Huntington Beach, California                         92648
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(Address of Principal Executive Offices)                (Zip Code)
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                                  714-960-7850
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None


           Securities to be Registered Under Section 12(g) of the Act:

                          Common Stock, $.01 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

                           FORWARD LOOKING STATEMENTS

                                GLOSSARY OF TERMS

                                     PART I

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                                                                          Page
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Item 1.       Description of Business                                       2
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Item 2.       Management's Discussion and Analysis or
              Plan of Operation                                             15
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Item 3.       Description of Property                                       17
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Item 4.       Security Ownership of Certain Beneficial Owners
              and Management                                                17
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Item 5.       Directors, Executive Officers, Promoters
              and Control Persons                                           19
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Item 6.       Executive Compensation                                        23
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Item 7.       Certain Relationships and Related Transactions                27
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Item 8.       Description of Securities                                     31
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                                     PART II

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Item 1.       Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters                   31
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Item 2.       Legal Proceedings                                             34
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Item 3.       Changes in and Disagreements with Accountants                 35
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Item 4.       Recent Sales of Unregistered Securities                       35
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Item 5.       Indemnification of Directors and Officers                     39
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                                    PART F/S

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Item 1.       Financial Statements
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                                    PART III

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Item 1.       Index to Exhibits
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Item 2.       Description of Exhibits
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                                   SIGNATURES

                           FORWARD-LOOKING STATEMENTS

This Form 10-SB/A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to, statements relating to the Registrant's business objectives and strategy. Such forward-looking statements are based on current expectations, management beliefs, certain assumptions made by the Registrant's management, and estimates and projections about the Registrant's industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "forecasts," "is likely," "predicts," "projects," "judgment," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, but are not limited to, the following: continued market acceptance of the Registrant's line of Try Before You Buy software; the Registrant's ability to expand and/or modify its line of Try Before You Buy software on an ongoing basis; general demand for the Registrant's software products, intense competition from other developers, manufacturers and/or marketers of software products; the Registrant's negative net tangible book value; delays or errors in the Registrant's ability to meet customer demand and deliver Try Before You Buy software products on a timely basis; the Registrant's lack of working capital; the Registrant's need to upgrade its facilities; changes in laws and regulations affecting the Registrant and/or its products; the impact of technological advances and issues; the outcomes of pending and future litigation and contingencies; trends in energy use and consumer behavior; changes in the local and national economies; and other risks inherent in and associated with doing business in a technology intensive industry. See "Management's Discussion and Analysis or Plan of Operation." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents that the Registrant files from time to time with the Securities and Exchange Commission (the "SEC"), particularly Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

The Registrant is voluntarily filing this Form 10-SB registration statement in order to: (I) make information concerning its business plan, including financial statements, as required by the SEC available to the public and its existing shareholders; and (ii) satisfy certain listing requirements for publicly traded securities on the National Association of Securities Dealers, Inc. ("NASD"), Over the Counter Electronic Bulletin Board.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     (a)  Business Development

Uniloc, Inc. (the "Registrant") was incorporated in California on March 2, 1998 under the name Uniloc PC Preload, Inc. and changed its name to Uniloc, Inc. on April 10, 2001. The Registrant continues to be a development stage entity engaged in the development, marketing and sale of proprietary encrypted Try Before You Buy and other unlocking software that allows consumers or other intended content recipients to view or access the content on a trial basis for a specified amount of time, usually 7 to 14 days. After this time, a built in "time-bomb" disables the content so that the recipient can no longer use it unless it is purchased.

     (b)  Business of the Registrant

Product Description

     The Registrant enables consumers of content and software applications to "try before you buy" and provides content providers with a secure way to distribute content on a trial basis. The Registrant anticipates that this can create a scalable direct sales channel. Content is encrypted or "wrapped" in a shell produced by the Registrant's patented lock/unlock technology. The shell allows the intended content recipient to view or access the content on a trial basis for 7 to 14 days, then a built in "time-bomb" disables the content so that the recipient can no longer use it unless it is purchased.

     The preload segment of the Registrant's business involves delivering a "gold master" CD of several titles (games, business applications, utilities, etc) to an Original Equipment Manufacturer ("OEM") to be "burned" into the hard drive of the computer. With this method, the Registrant, the publishers and the OEM can efficiently deliver to the end user a variety of Try Before You Buy titles in the most economic manner. There are no CD or DVD replication costs--only the initial demorization of the "gold master" by the Registrant and the subsequent inclusion on the hard drive by the OEM. This adds value to the OEM product and reduces the distribution costs for the publisher.

     The Registrant "wraps" existing software with a patented locking technology to enable a "try before you buy" option for the consumer. The consumer, who has the opportunity to try the software in its entirety for a determined period of time, is thus offered the ability to make a more confident purchasing decision. Through the Registrant's digital delivery network ("DDN"), content providers are able to deliver multiple titles, thus allowing multiple purchase opportunities from one media piece or location. Moreover, once purchased over a secure server, the consumer product is unlocked immediately, seamlessly, and generally at a discount to retail market prices.

"Try Before You Buy" Format

     Digital content available through the Registrant's DDN is available in a "try before you buy" format; which addresses one of the most critical needs of consumers who want to make an informed purchasing decision when buying via the Internet. Through the DDN, the Registrant delivers multiple titles, allowing multiple purchase opportunities from one media piece or location.

     Titles are shipped initially in a "time-bombed" format, either preloaded on new computers or on a CD or DVD. The consumer has the opportunity to try the program and make an informed buying decision. Once the customer decides to purchase the software, the DDN process enables the customer to complete a secured transaction via the Internet and have their software permanently unlocked once receipt of payment has been confirmed. This format is a more convenient and simple way for consumers to purchase software and avoid the sting of "buyer beware" software sales. Additionally, consumers avoid the cost of shipping and handling fees associated with most Internet sales.

     When the consumer decides to buy a software product that has been encoded by the Registrant, they are connected to the Registrant's server and then routed to the retailer of their choosing from the retailer participant menu/list on the Registrant's server. The Registrant either handles the transaction for the retailer, or oversees the transaction remotely. When the customer's purchase is confirmed, the server then delivers an unlock key to the user's machine that allows the user to continue using the software unencumbered.

     The Registrant's "smart code" also has the built in ability to "detect" when it has been copied to another person's computer. If the program has been copied to a new machine, the software will install and start the "trial" time bomb, giving the user a trial period with which to evaluate the software. If copied to a machine where the software has already been installed, the software will use the status of the software already installed.

 "Plug-in" Service

     The Registrant's model provides a complete infrastructure service/network for transaction management without being a party to the actual transaction. The Registrant enables partners to "plug-in" to use the service with little or no operational interaction needed between the partners; for example, retailers may be added without setting up an electronic system with a particular publisher. The retailer and other distribution partners such as OEMs, work directly with the Registrant to address transaction integration/technology issues. In most cases, the publisher simply delivers an original shrink-wrap title and receives a test master (from the Registrant). Once the test master is signed off, the title is ready for use in various campaigns (OEM pre-load, CD distribution or downloadable versions).

Research and Development

     During the 12 months following the date of this Registration Statement, the Registrant intends to initiate research and development efforts focused on introducing new digital products based on the Try Before You Buy encryption technology including music and video. Towards this end, the Registrant intends to spent $1,200,000 during the fiscal year ending December 31, 2002. During the two fiscal years ended December 31, 2001, the Registrant only spent a de minimus amount of funds on material research and development activities, none of which was borne by customers.

Marketing and Sales

     The Registrant's marketing efforts for its products and services have been concentrated in OEM customers in several industries in which the Registrant's principal stockholders have significant experience. From inception through December 31, 2001, a total of 1,400,000 of the Registrant's cd's were distributed in 2000 and over 1,000,000 of the Registrant's products were pre-loaded and distributed in e-machines computers in 2002.

     As the Registrant's operations are scaled up and revenues from the sale of its encryption software products grow, the Registrant intends to simultaneously
(i) market the same through OEMs pre-loads, building promotional distribution (e.g. trial cd's), distributor channel based sales and large computer and mass merchandise channel sales; and (ii) develop and market its Try Before You Buy" product line.

     The Registrant executed a contract with Toshiba Corp on December 14, 2001 whereby Toshiba will include a DVD with thirty locked software titles in all laptops shipped by Toshiba beginning mid-2002 for the sale of its encryption software products.

Sub-Contract Manufacturing

     The Registrant has an arrangement manufacturers in the software industry, for the manufacturer of its products. Applied Data Corporation manufactures units for the Registrant for the distribution of cd's inside Family PC Magazine. EMachine preloaded the Registrant's software directly into its computers. The Registrant issues purchase orders to various manufacturers that outlines, among other things, the number of units to be manufactured and the price per unit. The Manufacturers are under no obligation to accept the orders and the Registrant is under no obligation to use any manufacturer for its manufacturing needs.

Competition

     There are two main groups of competitors in the Digital Rights Management space; these are technology companies and unlocking service companies. Technology companies sell their encryption solutions to individual content owners (publishers) or to service companies (ecommerce website providers). Service companies provide the ecommerce capabilities for publishers who elect to license encryption technology.

     Presently, it is believed that no other company is pursuing Uniloc's Digital Delivery Network concept. Uniloc performs the encoding, manages the mass distribution and does the unlocking and tracking. Thus, Uniloc is classified as both a technology company and an unlocking service company and we believe it is well positioned to meet the demands of all digital delivery participants.

Competitors and potential competitors include, but are not limited to, the following:

Digimarc Corporation, NASDAQ - "DMRC": A leading developer of digital watermarking technologies, allowing digital data to be imperceptibly embedded in traditional and digital visual content, including movies, photographic and artistic images. Its applications are used to help companies seeking to utilize the Internet to sell and support their products and services more cost
effectively.   The  company   licenses  its  patented   technology   for  custom
applications.

Digital River, Inc., NASDAQ - "DRIV": A large world wide Commerce Service Provider, this company builds, hosts and manages e-commerce and Internet marketing solutions for more than 8,000 clients. Also provides end-to-end, outsourced e-commerce solutions including commerce site development and hosting, order management, system integration, fulfillment, e-marketing and customer service. Serves companies that include mid-to-large finished goods manufacturers across a wide range of vertical industries, including technology components, automotive parts, industrial equipment, power sports equipment, sporting goods, medical products, publishers and content providers, clothing, soft goods or accessories retailers, furniture or appliances, chemical products, packaged consumer goods and other related products. These clients frequently have annual multi-million sales volume, and an established business model with traditional sales, distribution and product returns processes.

Patents and Proprietary Rights

     The Registrant currently relies on a combination of trade secrets, patents and non-disclosure agreements to establish and protect its proprietary rights in its products. There can be no assurance that these mechanisms will provide the Registrant with any competitive advantages. Furthermore, there can be no assurance that others will not independently develop similar technologies, or duplicate or "reverse engineer" the proprietary aspects of the Registrant's technology.

     The Registrant relies upon one U.S. patent issued to Uniloc Australia Pty., Ltd., the licensor of its encryption software technology. This patent entitled "System For Software Registration", No. 5,490,216, was issued on February 5, 1996 and expires in 2007. This patent covers improvements in systems for software registration and the transfer of software by media. Management believes this patent protects the Registrant's intellectual property because it secures that other manufacturers will not be able to apply encryption/decryption software in the same manner as the Registrant, which the Registrant believes to be the most desirable way.

     The Registrant has additional proprietary technology being assessed for patent filing.

     The Registrant has obtained U.S. Trademark registration of the Uniloc mark and the Registrant's Logo.

Employees

     At the date of this Registration Statement, the Registrant employs 10 persons on a full time basis. Of this number, 2 persons are engaged in the executive management of the Registrant, 1 in sales and marketing, 1 in human resources/administration and 5 in product development and design. At such time as business conditions dictate, the Registrant expects to hire additional personnel for, among other things, increased production, marketing and sales. The Registrant has no collective bargaining agreements and considers its relationship with its employees to be good. The Registrant utilizes consultants in the areas of, business development, financing and strategy on an ongoing basis.

Customers

     The Registrant's sole distributor of the Registrant's products is Toshiba Corp. which accounts for approximately 100% of the Registrant's gross revenues. In light of the Registrant's intentions to focus its business on the encryption industry, the Registrant may be deemed to be and continue to be dependent upon a small number of customers. Accordingly, the loss of one or more of these customers is likely to have a material adverse effect upon the Registrant's business

Government Regulation

     The Registrant is not required to be certified by any government agencies. However, the Registrant's products are manufactured to comply with specific Underwriters' codes that meet national safety standards. Presently, the Registrant's products comply with UL 508 standards and the Registrant has also begun the certification to meet CSA (Canadian electrical standards). The
Department of Commerce does not require the Registrant's technology to be certified for export.

Effect of Environmental Regulations

     The Registrant is not aware of any federal, state, or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment with which compliance by the Registrant has had, or is expected to have, a material effect upon the capital expenditures, earnings, or competitive position of the Registrant.

                                  Risk Factors

It Is Difficult to Evaluate the Registrant's Business and Prospects Because it Does Not Have Any Operating History

     Although the Registrant was formed in March 1998, it has yet to generate any revenue from operations and is still in the development stage. The Registrant's short existence, coupled with its inability to transition out of the development stage, and its lack of working capital, makes it difficult to evaluate the Registrant's current business and prospects or to accurately predict its future revenue or results of operations. The Registrant's revenue and income potential continue to be unproven, and its business model is evolving. Because of the rapidly changing nature of computer software and encryption technology, the Registrant may need to modify its business model to adapt to these changes. Accordingly, the Registrant is subject to all of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to break into a difficult-to-penetrate and rapidly changing industry segment.

The Registrant May Never Earn a Profit

     As a company that has yet to commenced operations with an unproven business model, the Registrant may continue to be unprofitable. For the fiscal year ended December 31, 2001, the Registrant had total assets of $52,720, a shareholders' deficiency of ($2,447,611) and generated net losses of $2,459,538. The Registrant continues to experience losses and is economically and financially dependent upon the implementation of its business plan and the commencement of revenues from operations.

     The Registrant expects that its losses and negative cash flow to continue for the foreseeable future. The Registrant anticipates that its losses will increase significantly from current levels because it plans to significantly increase its expenditures for sales and marketing of its encrypted software products. With increased expenses, the Registrant will need to generate significant revenue to achieve profitability. Consequently, it is possible that the Registrant may never achieve profitability, and even if it does achieve profitability, it may not sustain or increase profitability on a quarterly or annual basis in the future. The inability to become profitable may result in the Registrant being required to file for protection under the federal bankruptcy laws.

The Registrant is in Default on Payroll Taxes

     The Registrant is currently in default on its obligations to withhold and make payments on its payroll taxes to the Internal Revenue Service ("IRS"). The Registrant has not met its payroll tax obligations since May 2001 and through December 31, 2001, it is in default in the approximate amount of $499,938. If the Registrant fails to either make payment of this amount to the IRS or to make arrangements for future payments, of which there can be no assurance, the Registrant and certain of its executive officers may be the subject of a Federal tax lien and/or judgment as well as the seizing of the Registrant's assets.

The Registrant is Undercapitalized, its Business Model is Unproven and it May Be Unable to Continue its Business

     If the Registrant is to survive, it will need to start generating revenue from operations within four months from the date of this Registration Statement. The continued conduct of operations beyond four months will require the Registrant to raise additional capital. Since any such additional financing will probably be private and involve restricted (i.e., unregistered) securities, there can be little assurance that the Registrant will be successful is raising any additional capital. In addition, if the Registrant raises additional funds through the issuance of equity securities, its stockholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the shares held by present stockholders. If the Registrant raises additional funds by issuing debt, it may be subject to
limitations  on  its  operations,   including  limitations  on  the  payment  of
dividends.

As a company that has yet to commenced operations with an unproven business model, the Registrant may continue to be unprofitable. For the fiscal year ended December 31, 2001, the Registrant had total assets of $52,720, a shareholders' deficiency of ($2,447,611) and generated net losses of $2,459,538. The Registrant continues to experience losses and is economically and financially dependent upon the implementation of its business plan and the commencement of revenues from operations.

     The Registrant expects that its losses and negative cash flow to continue for the foreseeable future. The Registrant anticipates that its losses will increase significantly from current levels because it plans to significantly increase its expenditures for sales and marketing of its encrypted software products. With increased expenses, the Registrant will need to generate significant revenue to achieve profitability. Consequently, it is possible that the Registrant may never achieve profitability, and even if it does achieve profitability, it may not sustain or increase profitability on a quarterly or annual basis in the future. The inability to become profitable may result in the Registrant being required to file for protection under the federal bankruptcy laws.

The Registrant is Dependent Upon Additional Capital

     Unless the Registrant receives an infusion of additional capital within four months from the date of this Registration Statement it will be unable to sustain itself in business and may be required to file for protection under the Federal bankruptcy laws. There can be no assurance that any additional funds will be available on terms favorable to the Registrant or on any terms.

The Registrant's Business Model is Incomplete

     Because of the Registrant's lack of revenues from operations, it has insufficient financial data on which to forecast the volume and timing of orders, revenues, anticipated revenue trends or even its operating expenses. This failure is compounded by the fact that a high percentage of the Registrant's current expenses are fixed in the short term.

The Registrant is Dependent Upon Its Executive Officers and Directors

     The Registrant's success is dependent on the efforts and abilities of its officers and directors. The Registrant currently has employment agreements with certain of its executive officers. The terms and conditions of the employment agreements allow for the termination and resignation of these employees. Therefore, there can be no assurances that such agreements will provide adequate protection to the Registrant. The loss of the services of any of these individuals could materially and adversely affect the development of the Registrant's business plan.

     The Registrant's ability to attract and retain qualified marketing and management personnel is critical to its operations. While management believes it will be able to attract and retain sufficient professional employees to meet its needs, there can be no assurance that management is correct. If the Registrant is unable to employ the qualified employees needed, the Registrant may fail and may be required to file for protection under the Federal bankruptcy laws.

The Bankruptcy of Affiliates of Management May Be Relevant to an Assessment of the Registrant Ability to Continue in Business

Mr. Syverson, the Registrant's President, was employed by Apple Orthodontix as its President until May 5, 1998. In January 2000, Apple Orthodontix filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, which petition was subsequently converted to a Plan of Liquidation with the court on January 23, 2001. In addition, Mr. Breidigan, a director and principal stockholder of the Registrant, is a member of the Board of Directors of Enlighten Sports, Inc., a Michigan corporation that filed a petition for dissolution under Chapter 7 of the Bankruptcy Code in the United States Bankruptcy Court for Michigan in 2001.

The Registrant's Business is Subject to Credit Card Fraud

A failure to adequately control fraudulent credit card transactions would harm the Registrant's sales and future results of operations because it does not carry insurance against this risk. Under current credit card practices, the


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

Registrant are liable for fraudulent credit card transactions because it does not obtain a cardholder's signature. Although the Registrant currently has experienced no losses from credit card fraud, it faces the risk of significant losses from this fraud as its sales develop and increase. If the Registrant fails to adequately control fraudulent credit card transactions, any collections it is able to generate would be offset by the amount of such fraud. Rampant credit card fraud could jeopardize the Registrant's ability to remain in business.

If the Registrant Does Not Sell its Encrypted Software Products it Will Fail

     The Registrant's financial performance will be entirely dependent upon market acceptance of its encrypted software products and services, particularly its Try Before You Buy software, which will require substantial marketing efforts and the expenditure of significant funds. There can be no assurance that the Registrant's marketing program, when finally developed and employed, will ever be successful.

     In order to initiate sales, the Registrant intends to offer encrypted software products and services that appeals to a large number of retailers, publishers, and retail and online consumers. The Registrant also intends to create online communities that are conducive to electronic commerce, build or license a sufficiently robust and scalable electronic commerce platform and develop an order fulfillment capability. If we are not successful in meeting these challenges, our growth will be limited and our business will be severely and adversely affected.

The Registrant's Business is Subject to Security Breaches

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks, and any failure to prevent security breaches could harm our business. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any compromise of our security could harm our reputation and expose us to a risk of loss or litigation and possible liability and, therefore, harm our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches could damage our reputation.

The Registrant's Has Never Paid Dividends on Common Stock

     The Registrant has not paid dividends on its Common Stock since its inception and does not intend to pay any dividends for the foreseeable future. No assurance can be given that the Registrant will pay dividends at any time.
The Registrant presently intends to retain future earnings, if any, for financing its growth and expansion.

The Registrant's Limited Intellectual Property Protection May Subject it to the Risk of Litigation

     The Registrant regards its products as proprietary and intends to rely primarily on a combination of trademarks, copyright, patent and trade secret laws to protect its proprietary rights. However, and in the Registrant's highly competitive industry segment, technology developers such as the Registrant may increasingly become subject to infringement claims. There can be no assurance that the application of existing law will provide sufficient protection from misappropriation or infringement of the Registrant's intellectual property rights. It is also possible that third parties will obtain and use the Registrant's content or technology without authorization. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which settlement of such claims or adverse determinations in such litigation could have a material adverse effect on the Registrant's operating results and financial condition.

The Registrant is Dependent Upon Proprietary Technology

     The Registrant's business is dependent upon patented software technology that it licenses from an affiliated Australian corporation. The Registrant is aware of various patents that have been issued to others that pertain to a portion of the Registrant's proposed business. Accordingly, there can be no assurance that existing or pending patents do not contain preclusive or conflicting claims with respect to DRM Technology or future products of the Registrant. In addition, the Registrant's commercialization of DRM Technology may require licensing and/or cross-licensing of one or more patents with other companies in the industry. There can be no assurance that the licenses that might be required for the Registrant's processes or products would be available on commercially acceptable terms, if at all.

     Competitors may have applications for additional patents pending and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Registrant. Patent applications are maintained in secrecy for a period after filing and, in the United States, patent applications are ordinarily confidential until the patent is issued and can be maintained confidential until issued under certain circumstances. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. The Registrant may not be aware of all of the patents potentially adverse to the Registrant's interests that may have been issued to other companies, research or academic institutions, or others. No assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Registrant's technology, products or processes.

The Registrant is Subject to the Uncertainty of Intellectual Property Rights

     The Registrant's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on the Registrant's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Registrant, may also be necessary to enforce any patents issued to the Registrant or to determine the scope and validity of third party proprietary rights. If competitors of the Registrant prepare and file patent applications in the United States that claim technology also claimed by the Registrant, the Registrant may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Registrant, even if the eventual outcome is favorable to the Registrant. An adverse outcome could subject the
Registrant to significant liabilities to third parties and require the Registrant to cease using such technology.

     There can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Registrant. Many non-United States jurisdictions allow oppositions by third parties to granted patents and/or issued patents. The Registrant may have to participate in opposition proceedings in non-United States jurisdictions to prevent a third party from obtaining a patent that may be adverse to the Registrant's interests. Also, the Registrant may have to defend against a third party's opposition to a patent granted and/or issued to the Registrant. There can be no assurance that the Registrant will be successful in an opposition proceeding, and participation in such a proceeding could result in substantial cost to the Registrant whether or not the eventual outcome is favorable to the Registrant. Moreover, there is certain subject matter which is patentable in the United States and not generally patentable outside of the United States and this may limit the protection the Registrant can obtain on some of its inventions outside of the United States. For example, the scope of protection for software-based inventions varies from country to country. These and/or other issues may prevent the Registrant from obtaining meaningful patent protection outside of the United States, which could have a material adverse effect on the Registrant's business, financial condition and results of operations.

Conducting an Internet Based Business May Subject the Registrant to Litigation Risks

     The Registrant may be sued for information disseminated on the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information the Registrant publishes through its services. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. The Registrant could also be subjected to claims based upon the content that is accessible from its system through links to other Web sites or through content and materials that may be posted by users in chat rooms. While no such policy presently exists, the Registrant intends to maintain Errors and Omission insurance for its programming, and general liability insurance for its other activities, but it is impossible to determine definitively if the Registrant will have adequate protection against these types of claims. The Registrant intends to investigate, but as of the date of this Registration Statement has not implemented, the availability of specialty "cyber" insurance, which is a newly created type of policy which may offer risk protection for certain aspects of the Registrant's activities.

     To the extent that the Registrant engages in or facilitates e-Commerce activities, the Registrant may also incur potential liability for services sold over the Internet. Consumers may sue the Registrant, for instance, if any of the information it provides is inaccurate and as a result, causes financial harm to a user. Such claims could require the Registrant to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage the Registrant's reputation and its business.

Conducting  an Internet  Based  Business May Subject the  Registrant to Security
Risks

     Internet security concerns could hinder the Registrant's development of revenue from e-Commerce activities. The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter people from using the Internet or using it to conduct transactions that involve transmitting confidential information. The Registrant may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

     In addition, third Parties may misappropriate personal information about the Registrant's potential users. If third parties were able to penetrate the Registrant's network security or otherwise misappropriate the Registrant's users' personal information or credit card information, the Registrant could be subject to liability. The Registrant's liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. Liability could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and state agencies have been investigating certain Internet companies regarding their use of personal information. The Registrant would incur additional expenses if new regulations regarding the use of personal information are introduced or if the Registrant's privacy practices are investigated.

The Registrant's Business is Both Highly Competitive and Subject to Rapid Technological Change.

     The Registrant competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Registrant currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Registrant to expand its operations or to operate profitably. The software industry in general, and the encrypted software segment in particular, is highly competitive and characterized by rapid technological change. The Registrant's future performance will depend in large part upon its ability to become and remain competitive and to develop, manufacture and market acceptable products in these markets. Competitive pressures may necessitate price reductions, which can adversely affect any revenues and profits. If the Registrant is not competitive in its ongoing research and development efforts, its products and services may become obsolete, or be priced above competitive levels. Although management believes that, based upon their performance and price, the Registrant's products and services are attractive to customers, there can be no assurance that competitors will not introduce comparable or technologically superior products, which are priced more favorably than the Registrant's products and services.

The Registrant will be Subject to Possible Resales Under Rule 144.

     All 15,718,816 shares of the Registrants common stock issued and outstanding on December 31, 2001, are restricted securities as defined in Rule 144 under the Securities Act of 1933 (the "Securities Act") and under certain circumstances may be resold without registration pursuant to Rule 144. Approximately 5,395,000 shares of the restricted securities are held by non-Affiliates.

In addition, the Registrant has: (i) issued approximately 6,270,139 common stock purchase warrants; (ii) granted approximately 1,050,000 stock options; (iii) issued Senior Bridge Notes convertible into an aggregate of 1,428,780 shares of its common stock and neither the granting of options, the issuance of warrants nor the shares of the Registrant's common stock underlying the convertible promissory notes or the Senior Bridge Notes have been registered under the Securities Act, but may, under certain circumstances, be available for public sale in the open market pursuant to Rule 144, subject to certain limitations.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate, as such term is defined in Rule 144(a)(1), of the Registrant and who has satisfied a two-year holding period. Any substantial sale of the Registrant's common stock pursuant to Rule 144 may have an adverse effect on the market price of the Registrant's shares. Currently, the Registrant has not satisfied certain public information requirements necessary for shares to be sold under Rule 144.


The Penny Stock Rules May Have an Adverse Effect Upon Liquidity of the Registrant's Shares.

     If and when the Registrant's securities are eligible for listing, the same are not listed on The Nasdaq Stock Market or certain other national securities exchanges and the price thereof is below $5.00, then subsequent purchases of such securities will be subject to the requirements of the penny stock rules absent the availability of another exemption. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on The Nasdaq Stock Market). The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document required by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

The Liability of the  Registrant's  Directors'  May be Limited under  California
Law.

     Pursuant to Article X of the Registrant's By-Laws and under California law, directors of the Registrant are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under California law or any transaction in which a director has derived an improper personal benefit.

The Registrant Does Not Carry Any Key Man Insurance.

     The Registrant presently has no key man life insurance policies. As soon as practicable following the commencement of profitable operations (of which there can be no assurance), the Registrant intends to purchase key man life insurance on the lives of its two principal executive officers, Robert J. Syverson and Ric Richardson. Upon purchase of such insurance, the Registrant intends to pay the premiums and be the sole beneficiary. The lack of such insurance may have a material adverse effect upon the Registrant's business.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Registrant's financial statements and notes to those statements and other financial information appearing elsewhere in this Registration Statement.

                               Plan of Operations

     The following discussion should be read in conjunction with the Registrant's financial statements appearing elsewhere in this Registration Statement. From inception on May 2, 1998, through December 31, 2001, the
Registrant continues to be a development stage software company without an operating history. The Registrant expects to received its first income from operations during the third quarter of the fiscal year 2002. For the period from inception through December 31, 2001, the Registrant operated at a net loss of $2,459,538. The Registrant hopes to take advantage of its unique position as the creator of the first digital delivery network, to deliver encryption technology in the $32 billion software market.

     In order to achieve these objectives, the Registrant believes that during the next 12 months, the specific steps needed to make the Registrant operational and successful will be to raise capital, expand distribution outlets and continue to secure quality software applications for sale.

     During the 12 months following the date of this Registration Statement, the Registrant intends to expend approximately $1,200,000 on product research and development.

     However, and during the 12 months following the date of this Registration Statement, the Registrant does not expect to spend a material amount of funds on the purchase of a material amount of equipment, nor does it expect to experience a material change in the number of its employees, unless it is required to do so to satisfy a particular contract.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133,") as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative financial instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings (loss) or comprehensive income (loss), depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. The Registrant's has no material revenues and the majority of its costs are denominated in U.S. dollars, and to date, the Registrant has not entered into any derivative contracts. The effective date of SFAS 133, as amended by SFAS 137 and SFAS 138, is for fiscal years beginning after June 15, 2000.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Registrant does not believe that SAB 101 is relevant to the Registrant's financial statements.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25" ("FIN 44"). This interpretation clarifies the definition of an employee for purposes of applying Opinion 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of a previously fixed stock option plan or award; and the accounting for an exchange of stock compensation awards in business combinations. FIN 44 is generally effective July 1, 2000. The adoption of certain of the provisions of FIN 44 prior to December 31, 2000 did not have a material effect on the financial statements. The Registrant does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

     The Registrant maintains its principal executive offices at 19671 Beach Boulevard Huntington Beach, California 92648 where approximately 6,400 square feet of space is leased from a non-affiliated landlord. The space is leased pursuant to a non-cancelable three year lease between the Registrant and a non-affiliated landlord that expires on April 31, 2003. The lease provides for base rent of $151,520 during fiscal 2001 and $118,727 during fiscal 2000 including taxes and common area maintenance charges. The Registrant's premises are adequate for its present needs and are being utilized to approximately 60% of their capacity.



ITEM 4.          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth as of December 31, 2001 certain information regarding the ownership of the Common Stock by (I) each person known by the Registrant to be the beneficial owner of more than five (5%) percent of the Common Stock, (ii) each of the Registrant's directors, (iii) each of the Registrant's executive officers, and (iv) all of the Registrant's executive officers and directors as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (such as where persons share voting power or investment power). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within sixty (60) days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual ownership or voting power at any particular date.


  -------------------------------------------------------------------------------------------------------------------

          Title of                   Name and Address or                Amount and Nature of          Percentage
            Class                      Number in Group                Beneficial Ownership (1)       of Class (1)
            -----                      ---------------                ------------------------       ------------
  -------------------------------------------------------------------------------------------------------------------
  Common Stock              Ric Richardson                                   6,796,419  (2)             43.23%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648

  -------------------------------------------------------------------------------------------------------------------
  Common Stock              Patrick G. Rooney                                7,549,789  (3)             48.03%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648
  -------------------------------------------------------------------------------------------------------------------
  Common Stock              Corey Conn                                         755,220  (4)              4.80%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648
  -------------------------------------------------------------------------------------------------------------------
  Common Stock              Jack Kraft                                         750,000   (5)             4.77%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648
  -------------------------------------------------------------------------------------------------------------------
  Common Stock              Timothy  Breidigan                                 540,000   (6)             3.43%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648
  -------------------------------------------------------------------------------------------------------------------
  Common Stock               Robert J. Syverson                                450,000  (7)              2.86%
                            19671 Beach Boulevard
                            Huntington Beach, California 92648


-------------

(1) Percentage of beneficial ownership is based on 15,718,816 shares of common stock outstanding.

(2) Comprised of: (I) an aggregate of 5,100,000 shares owned of record by Uniloc Australia Pyt., Ltd., an Australian corporation controlled by or under common control of Mr. Richards; and (ii) an aggregate of 880,624 shares owned of record by UBInet,Inc., an Illinois corporation controlled by or under common control of Mr. Richardson. Includes an aggregate of 815,795 shares that UBInet, Inc. Is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.

(3) Comprised of: (I) an aggregate of 3,486,686 shares owned of record by Digital Age Ventures, Ltd., an Illinois corporation controlled by or under common control of Mr. Rooney; and (ii) an aggregate of 880,624 shares owned of record by UBInet,Inc., an Illinois corporation controlled by or under common control of Mr. Rooney. Includes: (I) an aggregate of 815,795 shares that UBInet, Inc. Is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001: and (ii) an aggregate of 2,366,684 shares that Digital Age Ventures, Ltd. is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.

(4) Represents an aggregate of 377,610 shares owned of record by Mr. Conn and an aggregate of 377,610 shares that Mr. Conn is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.

(5) Comprised of an aggregate of 750,000 shares owned of record by Kraft Enterprises, Inc., an Illinois corporation controlled by or under common control of Mr. Kraft.

(6) Comprised of an aggregate of 540,000 that Mr. Breidigan is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.

(7) Comprised of an aggregate of 150,000 shares purchased by Mr. Syverson on June 12, 2000 by means of an 8.25% promissory due December 31, 2003.
     Includes an aggregate of 300,000 shares issuable upon exercise of an Incentive Stock Option granted on March 15, 2001 at an exercise price of $.50 per share.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a) Identify Directors and Executive Officers.

     The following table sets forth: (1) names and ages of all persons who presently are and who have been selected as directors of the Registrant; (2) all positions and offices with the Registrant held by each such person; (3) the term of office of each person named as a director; and (4) any period during which he has served a such:

----------------------------- --------- -------------------------- ----------------------------- --------------------------
                                                                           Duration and
                                               Position &                   Expiration
                                               Office with                   Date of                  Director and/or
Name                          Age              Registrant                  Present Term                Officer Since
----------------------------- --------- -------------------------- ----------------------------- --------------------------
Ric Richardson                38        Chairman and Chief         Next Annual Meeting of        March 11, 1998(1)
                                        Executive Officer and      Stockholders
                                        Chairman
----------------------------- --------- -------------------------- ----------------------------- --------------------------
Robert Syverson               53        President                  Next Annual Meeting of        November 2000 (1)
                                                                   Stockholders
----------------------------- --------- -------------------------- ----------------------------- --------------------------
Timothy Breidigan             38        Director                   Next Annual Meeting of        April 2000
                                                                   Stockholders
----------------------------- --------- -------------------------- ----------------------------- --------------------------
Corey Conn                    39        Director                   Next Annual Meeting of
                                                                   Stockholders
----------------------------- --------- -------------------------- ----------------------------- --------------------------
Jack Kraft                    60        Director                   Next Annual Meeting of        March 11, 1998
                                                                   Stockholders
----------------------------- --------- -------------------------- ----------------------------- --------------------------

(1) Ric Richardson resigned as President of the Registrant in November 2000 and Robert Syverson was elected in his place and stead to serve until the next annual meeting of the Board of Directors of the Registrant.

All executive officers of the Registrant are full-time employees and are not employed by other companies.

Business Experience

     The following is a brief account of the experience, during the past five years, of each director and executive officer of the Registrant:

     Ric Richardson has been the Registrant's Chairman and Chief Executive Officer and a Chairman of the Board since March 11, 1998, and he devotes his full time to the affairs of the Registrant. Mr. Richardson was instrumental in developing the Registrant's core technology and continues to be instrumental in driving the development and implementation of the Registrant's core service and product offering, the Uniloc Digital Delivery Network. Mr. Richardson is the inventor of the original electronic software distribution patent "System for remote software registration" applied for in 1992 and granted in 1996. Mr. Richardson has developed intellectual property and electronic software distribution strategies for News Corp, Time Warner, Harper Collins US, Warner Records Australia and Blockbuster.

     Mr. Richardson formed the Registrant in 1998. Prior thereto since 1993, Mr. Richardson served as the President of Uniloc Australia, Pty, Ltd., a privately owned Australian corporation controlled by and under common control of Mr. Richardson that is the holder of the electronic distribution patent which is exclusively licensed to the Registrant, and is a principal stockholder of the Registrant ("Pty"). Simultaneously therewith [or Prior thereto] Mr. Richardson served as Technical Director for CD Showcase, a joint marketing venture with IBM Software Manufacturing in Boulder, Colorado. Prior thereto since 1986, Mr. Richardson served as the President of Computrix a privately held, software development and distribution company.

     Robert Syverson has been the Registrant's President since November 2000, and he devotes his full time to the affairs of the Registrant. From 1996 to 1998, Mr Syverson served as the President of Apple Orthodontix, a publcily owned management-service company in Houston, Texas serving the orthodontic profession. Prior thereto since 1979, Mr Syverson served as Executive Vice President of J&J Orthodontic, Inc., a 350 employee manufacturer of orthodontic products in San Diego, California that became a wholly owned subsidiary of Johnson & Johnson. Prior thereto since 1971, Mr. Syverson was an audit manager with Coopers & Lybrand. In January 2000, and subsequent to Mr. Syverson's departure, Apple Orthodontix, filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas which was subsequently converted to a Plan of Liquidation with the Court on January 23, 2001. Mr. Syverson had no involvement with the preparation, development or filing of this petition and was not a signatory on any of the documents filed with the Court. Mr. Syverson received a Bachelor of Science degree in accounting from San Diego State University in 1971, and a Masters of Business Administration degree from the University of San Diego in 1986. Mr. Syverson was certified as a public accountant by the State of California in 1973. Mr. Syverson is a member of the American Institute of Certified Public Accountants.

     Timothy Breidigan has been a director of the Registrant since April 2000 and has also served as a consultant since that date providing assistance in business strategies, recruiting partners and business development.

Simultaneously   therewith   and  since  May  1999,   Mr.   Breidigan  has  been
self-employed as a consultant. Prior thereto Mr. Breidigan was employed by Microsoft Corporation in increasingly responsible positions including Product Manager for Windows 3.1., and Personal Finance Website Publisher. While at Microsoft, Mr. Breidigan led several special projects including the reorganization of the product marketing function and led a market test for unlocking technology in the retail channel. From August 1006 to August 1998, Mr. Breidigan was employed by Proctor and Gamble as an analyst. From September 1990 to August 1998, Mr. Breidigan was employed by Oracle as a Group Manager. From July 1999 to March 2000 and again from December 2000 to March 2001. Mr. Breidigan was a member of the Board of Directors of Enlighten Sports, Inc., a Michigan corporation that in 2001 filed a petition for dissolution under Chapter 7 of the Bankruptcy Code in the United States Bankruptcy Court in Michigan. Mr. Breidigan received a Bachelor of Science Degree in Computer Science and a Masters of Business Administration from Cornell University.

     Corey Conn has been a director of the Registrant since September, 2000. Simultaneously therewith and since 1999, Mr. Conn has been a business consultant and advisor to Digital Age Ventures, Ltd., an Illinois corporation, located in Chicago, Illinois. Prior thereto since 1998, Mr. Conn served as Vice President of Business Development for iXL, Inc., an e-business and e-transformation services provider in Atlanta, Georgia.

     Jack Kraft has been a director of the Registrant since March 11, 1998. Prior thereto, Mr. Kraft served as the Chief Operating Officer and Chairman of the Finance Committee of Leo Burnett Company, Inc. Mr Kraft currently serves on the Board of Directors of Modem Media and Lante Corp. and the Chicago Central Committee. Mr. Kraft is also a member of the Board of Advisors for DePaul University, College of Liberal Arts and Sciences, and a Board of Executive Committee member of the Chicago Advertising Federation.

     (b) Identification of Certain Significant Employees

     The Registrant presently employ the following two persons as significant employees who are not an executive officer but who make or are expected to make a significant contribution to the business of the Registrant. Both of the Registrant's significant employees are full-time employees and are not employed by other companies.

     David Perl, age 49, has been the Registrant's Director of Marketing and Business Development since June 2000. Prior thereto, Mr. Perl was employed by Intuit, Inc., a leading provider of financial software and Web-based services for consumers, small businesses and accounting professionals in Mountain View, California as Product Operations Line Manager where he was responsible for the manufacturing and retail distribution of Intuit's Turbo Tax Products. Prior thereto, Mr. Perl served as a Product Operations Manager for the licensed sport caps division of Nike, Inc., the international footwear and sports products manufacturer in Beaverton, Oregon, where he was responsible for all domestic and international product development and manufacturing of Nike's caps.

     Randall Perry , age 49, has been the Registrant's Chief Production Officer since July 1999. Prior thereto since 1998, Mr. Perry was employed by the Orange County Register, a large regional newspaper in Southern California with a daily circulation of over 350,000, as Plant Manager. Mr. Perry was responsible for all production aspects of the daily newspaper publication, including purchasing, delivery and maintenance of the plant. Mr. Perry, utilizing his production scheduling, technical staff management and vendor relationship management skills, directs the Registrant's engineering, quality assurance and graphic departments.

     (c) Family Relationships

     No family relationship exists between any director or executive officer of the Registrant.

     (d) Involvement in Certain Legal Proceedings

     Except for Enlighten Sports, Inc., a company for which Timothy Breidigan, a director of the Registrant, served as a director, and Apple Orthodontix, a company for which Robert Syverson, the Registrant's President, served as President two years prior, no event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B, has occurred with respect to any present executive officer or director of the Registrant or any nominee for director during the past five years and which is material to an evaluation of the ability or integrity of such director or officer. In the opinion of the Registrant's management other than Mr. Syverson, the two bankruptcies are not material to an evaluation of the ability or integrity of either Messrs. Breidigan or Syverson.


ITEM 6. EXECUTIVE COMPENSATION.

Summary compensation table

     The following table sets forth the fiscal years ended December 31, 2001, 2000 and 1999, respectively, the cash and non-cash compensation awarded, paid or accrued by the Registrant to Ric Richardson, Chairman and Chief Executive Officer and Robert Syverson, President (the "Named Executive Officers"). No other executive officers of the Registrant earned more than $100,000 in total annual salary and bonus for 1999, 2000 and 2001 in all capacities, which such person served the Registrant.

---------------------- -------------- -------------------------------------- ----------------------------------------- -------------
                                                                                                                           All
                                                                                                                          Other
      Name and                                                                                                           Compen-
      Principal                                                                                                           sation
      Position          Fiscal Year            Annual Compensation                    Long-Term Compensation               ($)
---------------------- -------------- -------------------------------------- ----------------------------------------- -------------
                                                                  Other
                                                                  Annual
                                                                 Compen-
                                          Salary    Bonus         sation
                                          ($)          ($)         ($)                  Awards               Payouts
---------------------- -------------- ------------- ---------- ------------- ----------------------------- ------------ ------------
                                                                                             Securities
                                                                                               Under-
                                                                              Restricted        lying
                                                                                Stock         Options/         LTIP
                                                                               Award(s)          SAR         Payments
                                                                                 ($)             (#)            ($)
---------------------- -------------- ------------- ---------- ------------ --------------- -------------- -------------- ----------
Ric Richardson,
Chairman and               1999       $_____            -           -             -            -                 -            -
Chief Executive
Officer and
Director
                            2000      $93,220             -           -            (1)        880,624              -         14,576

                            2001      $91,208                                                                                15,900
---------------------- -------------- ------------- ---------- ------------ --------------- -------------- -------------- ----------
Robert J.
Syverson,                   1999                        -                         -               -              -            -
President
                            2000      $66,408                                 300,000(2)       300,000

                            2001      $137,500                                                                             15,900
---------------------- -------------- ------------- ---------- ------------ --------------- -------------- -------------- ----------

1. Comprised of an aggregate of 880,624 shares that UBInet, Inc., an Illinois corporation controlled by or under common control of Mr. Richardson is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001;

2. Comprised of an aggregate of 300,000 shares issuable upon exercise of an Incentive Stock Option granted to Mr. Syverson on March 15, 2001 at an exercise price of $.50 per share.

Options/sar Grants in Last Fiscal Year

         The following table sets forth information with respect to individual grants of stock options to the Named Executive Officers and repricing of stock options held by the Named Executive Officers during the fiscal year ended December 31, 2001.


-------------------------- ------------------- ------------------------- ------------------ ------------------------
     Name of Officer           Number of
                                 Total               Percentage of
                               Securities            Options/SARS
                               Underlying             Granted to             Exercise or
                               Options/SARS          Employees in            Base Price
                                Granted              Fiscal Year             ($/Share)         Expiration Date
-------------------------- ------------------- ------------------------- ------------------ ------------------------
-------------------------- ------------------- ------------------------- ------------------ ------------------------
Ric Richardson                             - (1)           -                      -
-------------------------- ------------------- ------------------------- ------------------ ------------------------
Robert Syverson                       300,000            100%                  $.50          March 15,2006

----------------

(1) Does not include an aggregate of 880,624 shares that UBInet, Inc., an Illinois corporation controlled by or under common control of Mr. Richards is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.


Aggregated  Option  Exercises  in Last  Fiscal Year and Fiscal  Year-end  Option
Values

     The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during the fiscal year ended December 31, 2001 and the number and value of unexercised options held as of the end of the fiscal year ended December 31, 2001.

------------------------- ----------------- ---------------- ---------------------------------- -------------------------
                                                                                                        Value of
                                                                                                   Unexercised In-The
                             Number of                            Number of Securities             Money Options at
                               Shares           Value             Underlying Unexercised          Fiscal Year End($);
        Name of             Acquired on        Realized         Options at Fiscal Year End:          (Exercisable/
   Executive Officer          Exercise            ($)           (Exercisable/Unexercisable)          Unexercisable)
------------------------- ----------------- ---------------- ---------------------------------- -------------------------
Ric Richardson                 - (1)               -                         -
------------------------- ----------------- ---------------- ---------------------------------- -------------------------
Robert Syverson                  -                 -                      300,000
------------------------- ----------------- ---------------- ---------------------------------- -------------------------

-------------

(1) Does not include an aggregate of 880,624 shares that UBInet, Inc., an Illinois corporation controlled by or under common control of Mr. Richards is entitled to purchase at $.50 per share upon the exercise of five year common stock purchase warrants granted on March 15, 2001.

Long-term Incentive Plan ("Ltip") Awards Table

During the two fiscal years ended December 31, 2000, the Registrant made no LTIP awards.

Compensation Of Directors

     Directors of the Registrant do not receive any compensation for their services as members of the Board of Directors, but are reimbursed for expenses incurred in connection with their attendance at annual meetings of the Board of Directors.

Employment Contracts and Termination of Employment, and Change-in Control Arrangements

     The Registrant entered into written employment agreement with its two principal executive officers as follows:

     Employment Agreement with Ric Richardson

     On October 1, 2000, the Registrant executed an employment agreement with Mr. Ric Richardson for his services as Chairman, and Chief Executive Officer. The agreement is for a base term of three years unless sooner terminated by either party on six months prior written notice. The Registrant is entitled to immediately terminate the agreement for cause (as defined therein) without penalty, severance or notice. In the event the Registrant terminates the agreement without cause within six months of a defined business combination, Mr. Richardson is entitled to severance equal to two years salary together with the vesting of all issued and outstanding stock options. The agreement also provides for reimbursement of expenses, the use of a Registrant leased automobile, a $300,000 life insurance policy payable to his wife, family health insurance as well as certain non-competition and non-disclosure covenants of Mr. Richardson. The agreement grants to Mr. Richardson the right to participate in the Registrant's stock option plan as well as disability coverage. In addition, the agreement provides for the termination of the Registrant's April 2000 Professional Service Agreement with Havago, LLC, a California limited liability company controlled by Mr. Richardson as well as Havago, LLC's employment agreement with Mr. Richardson. Finally, the agreement provides for Mr.
Richardson's assignment to the Registrant of certain intellectual property including inventions, trade secrets, designs, etc. designed and owned by Mr. Richardson and enumerated in the agreement as well as the Registrant's ownership of any intellectual property developed by Mr. Richardson while he is in the employ of the Registrant.

     The Registrant believes that the change in control provisions in these agreements may tend to discourage attempts to acquire a controlling interest in the Registrant and may also tend to make the removal of management more difficult; however, the Registrant believes such provisions provide security and decision-making independence for its executive officers.

     Employment Agreement With Robert Syverson

     On June 12, 2000 and as previously indicated under Item 6, the Registrant entered into a continuously renewing two year term written employment agreement with Robert Syverson as the Registrant's President. The agreement is terminable by the Registrant without cause upon either six months notice or the lump sum payment of six months salary. In the event the agreement is terminated by the Registrant in anticipation of or subsequent to a change in control (as defined therein), the Registrant or its successor is obligated to provide 24 months salary to Mr. Syverson, payable either in semi-monthly installments or in one lump sum, at Mr. Syverson's option. In accordance with the agreements, Mr. Syverson's base salary for the entire initial term is fixed at $150,000. The agreement also provides for the following incentive compensation:

     Bonus. Mr. Syverson is entitled to an annual cash bonus of up to 10% of his base compensation based upon the Registrant's performance as determined by the Registrant's Chief Executive Officer;

     Stock Options. Mr. Syverson was granted stock options under the Registrant's 2000 Stock Option Plan having a value of $150,000 based upon the market value of the Registrant's common stock as of June 12, 2000, or $.50 per share. The options vest as follows: 30% on the sooner of 12 months from the date of grant, a successful initial public offering (an "IPO") or out of the proceeds from a second private financing after the date of the agreement; 30% on the sooner of 18 months from the date of grant or a successful IPO; and 40% on the sooner of 30 months from the date of grant or the first anniversary of a successful IPO;

     Stock Purchase. Mr. Syverson was granted the right to purchase an aggregate of 150,000 shares of the Registrant's common stock at $1.00 per share. The purchase price was paid by means of an 8% promissory note payable within three years and secured by the 150,000 shares. The certificate representing the shares is being held by the Registrant.

The agreement provides for confidentiality and non-compete covenants on behalf of Mr. Syverson. The Registrant believes that the change in control provisions in these agreements may tend to discourage attempts to acquire a controlling interest in the Registrant and may also tend to make the removal of management more difficult; however, the Registrant believes such provisions provide security and decision-making independence for its executive officers.

Report On Repricing Of Options/SARs

     No stock options or freestanding SAR's were repriced during the last fiscal year ended December 31, 2001.

ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction With Uniloc Corporation Pty., Ltd.

     In March 1998, the Registrant caused the original issuance and delivery to Uniloc Corporation Pty., Ltd., an Australian corporation controlled by or under common control of Ric Richardson, an executive officer and the Chairman of the Registrant ("Pty"), of an aggregate of 5,100,000 shares of the Registrant's common stock valued at $.20 per share, or an aggregate of $1,020,000. In consideration for the issuance of the shares to Pty, Pty granted to the Registrant the exclusive right and license to utilize a Systems for Software Registration patent owned by Pty; and entered into a written Co-Development Agreement with Pty. Pursuant to the Co-Development Agreement, the Registrant and Pty agreed to utilize their best efforts to develop and market the Registrant's encryption software products.

Transaction With Kraft Enterprises, Inc.

     On September 27, 2000, and in consideration for a cash contribution of $150,000, the Registrant caused the original issuance and delivery to Kraft Enterprises, Inc., an Illinois corporation controlled by or under common control of Jack Kraft, director of the Registrant, of an aggregate of 750,000 shares of the Registrant's common stock valued at $.20 per share.

Private Sale of Convertible Notes

     Commencing June 2000, the Registrant sold an aggregate of $1,459,000 principal amount of convertible promissory notes to investors. Each note, which was for a term of expiring on December 31, 2001, subject to two 30 day extensions, bore interest at the rate of 12% per annum, and was convertible into shares of the Registrant's common stock at a price per share equal to 85% of the offering price per share of the Registrant's common stock in the first subsequent offering conducted by the Registrant. The conversion price was subsequently fixed at $.50 per share by the Registrant's Board of Directors. As additional consideration, each note holder also received a five year warrant entitling the holder to purchase such number of shares of the Registrant's common stock as shall equal 50% of the principal amount of the promissory notes purchased and valued at the note conversion price. Each extension of the notes by the Registrant entitled the note holders to exercise the holder's warrant up to an additional 25% of the loan amount.

     As of December 31, 2001, all $1,459,000 principal amount of the notes were converted into 2,918,000 shares of the Registrant's common stock at $.50 per share. The purchasers of the notes and warrants were financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records.

Digital Age Ventures, Ltd. Transactions

     From 1998 through March 5, 2002, Digital Age Ventures, Ltd., an Illinois corporation controlled by or under common control of Patrick G. Rooney, a theretofore non-affiliated individual ("Digital"), contributed an aggregate of $1,075,464 to the Registrant in consideration for the receipt of an aggregate of 2,150,928 shares of the Registrant's common stock.

     Similarly, and from 1998 through March 15, 2001, Digital loaned an aggregate of $1,183,342 to the Registrant pursuant to a series of 10% Convertible Senior Bridge Notes due December 31, 2001 and 12% Convertible Promissory Notes due December 31, 2001. On March 15, 2001, Digital converted the entire principal amount plus accrued interest into an aggregate of 2,366,686 shares of the Registrant's common stock at $.50 per share. In addition, the Registrant issued Digital warrants to purchase an aggregate of 2,366,684 shares of the Registrant's Common Stock, exercisable at $0.50 per share. The Registrant also paid Digital $101,000 in consulting fees during 2000.

UBInet, Inc. Transactions


     From 1998 through March 15, 2001, UBInet, Inc., an Illinois corporation controlled by or under common control of Patrick G. Rooney and Ric Richardson, a executive officer and Chairman of the Registrant ("UBInet"), loaned an aggregate of $440,312 to the Registrant pursuant to a series of 10% convertible promissory notes due December 31, 2002. On March 15, 2001, UBInet converted the entire unpaid principal amount and all accrued interest due from the Registrant into an aggregate of 880,624 shares of the Registrant's common stock. In addition, the Registrant issued to UBInet warrants to purchase an aggregate of 880,624 shares of the Registrant's Common Stock, exercisable at $0.50 per share as an incentive to convert its promissory note. UBInet was financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records.

Transaction With Logarex, Inc.

     Between November 2000 and January 2001, Logarex, Inc., a California corporation controlled by or under common control of Ric Richardson, an executive officer and the Chairman of the Registrant, advanced an aggregate of $58,359 to the Registrant in payment of engineering services rendered by the Registrant to Logarex, Inc.

Sale of Senior Bridge Notes

     Commencing September 2000, the Registrant sold an aggregate of $1,205,000 principal amount of Convertible Senior Bridge promissory notes to investors. Each note, which was for a term expiring on December 31, 2001, subject to two 30 day extensions, bore interest at the rate of 10% per annum payable in one lump sum on the due date; and was convertible into shares of the Registrant's common stock at $.50 per share. As of December 31, 2001, $540,000 of the Senior Notes had converted the notes into shares of the Company's common stock pursuant to the terms of the Notes.

Employment Agreement With Robert Syverson

     On June 12, 2000, and as previously indicated under Item 6, the Registrant entered into a continuously renewing two year term written employment agreement with Robert Syverson as the Registrant's President. Pursuant to the terms of this agreement, the Registrant caused the original issuance and delivery to Mr. Syverson of an aggregate of 150,000 shares of the Registrant's common stock valued at $1.00 per share. In consideration for his shares, Mr. Syverson tendered to the Registrant a promissory note in the principal amount of $150,000 bearing interest at 8.25% per annum and due December 31, 2003. The holding period under Rule 144 of the Securities Act for the shares issued to Mr. Syverson does not commence until the payment by Mr. Syverson of his monetary obligation to the Registrant under his $150,000 note has been paid or otherwise satisfied in cash.

Employment Agreement with Ric Richardson


     On October 1, 2000, the Registrant executed an employment agreement with Mr. Ric Richardson for his services as Chairman, and Chief Executive Officer. The agreement is for a base term of three years unless sooner terminated by either party on six months prior written notice. The Registrant is entitled to immediately terminate the agreement for cause (as defined therein) without penalty, severance or notice. In the event the Registrant terminates the agreement without cause within six months of a defined business combination, Mr. Richardson is entitled to severance equal to two years salary together with the vesting of all issued and outstanding stock options. The agreement also provides for reimbursement of expenses, the use of a Registrant leased automobile, a $300,000 life insurance policy payable to his wife, family health insurance as well as certain non-competition and non-disclosure covenants of Mr. Richardson. The agreement grants to Mr. Richardson the right to participate in the Registrant's stock option plan as well as disability coverage. In addition, the agreement provides for the termination of the Registrant's April 2000 Professional Service Agreement with Havago, LLC, a California limited liability company controlled by Mr. Richardson as well as Havago, LLC's employment agreement with Mr. Richardson in 2000. Finally, the agreement provides for Mr. Richardson's assignment to the Registrant of certain intellectual property including inventions, trade secrets, designs, etc. designed and owned by Mr. Richardson and enumerated in the agreement as well as the Registrant's ownership of any intellectual property developed by Mr. Richardson while he is in the employ of the Registrant.

Transaction With Corey Conn

     On September 1, 2000, Corey Conn, a Director of the Registrant, participated in the Registrant's offering of Senior Bridge Notes as described above. Mr. Conn purchased for cash Senior Bridge Notes in the principal amount of $180,000. Thereafter on March 15, 2001, Mr. Conn's note was converted into an aggregate of 377,610 shares of the Registrant's Common Stock at approximately $.48 per share. As additional compensation to convert his note to shares of the Company's Common Stock, Mr. Conn received five year warrants to purchase an aggregate of 377,610 shares of the Company's Common Stock at an exercise price of $.50 per share.

Transaction With Timothy A. Breidigan

     By virtue of a written two month consulting agreement dated May 23, 2000 but not accepted by the Registrant until July 11, 2000, the Registrant employed Timothy A. Breidigan as a business development and capital formation consultant. Mr. Breidigan is a director of the Registrant. Pursuant to the agreement, the Registrant paid Mr. Breidigan $5,000 in cash and issued him a five year warrant to purchase an aggregate of 10,000 shares of the Registrant's common stock at $.50 per share. The Registrant also agreed to pay to Mr. Breidigan $10,000 in deferred cash and to issue him a deferred five year warrant to purchase an aggregate of 10,000 shares of the Registrant's common stock at $.50 per share. The agreement provided that in the event the Registrant did not realize $500,000 in invested capital or consummate a defined business combination during the term of the agreement, Mr. Breidigan would forfeit 75% of the deferred cash.

Conversion of Accounts Payable


     During the fiscal year ended December 31, 2001, the Registrant converted an aggregate of $268,374 in accounts payable into three promissory notes bearing interest at 0%,9% and 12% and due on various dates through February 2, 2002. All three notes are in default.

ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Registrant consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 15,718,816 shares are issued and outstanding as of December 31, 2001. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Registration Statement.

Common Stock

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Registrant, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

     The timing and amounts of dividends or distributions to Common Stock shareholders are within the discretion of the Registrant's Board of Directors. Notwithstanding the foregoing, under California law, the Registrant is not permitted to pay dividends or make distributions except out of its assets, which are legally available for these purposes. The Registrant's dividend and distribution policy will depend on a number of factors, including the amount of cash available for distribution, the Registrant's financial condition, any decision by the Registrant's Board of Directors to reinvest funds rather than to distribute them, the Registrant's capital and reserve requirements, and such other factors as the Registrant's Board of Directors deems relevant. The Registrant presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information


     There has never been a trading market for the Registrant's Common Stock. There can be no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     Exchange Act Rule 15g-9 establishes sales practice requirements relating to "penny stocks." For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer: (i) approve a person's account for transactions in penny stocks and (ii) receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income in the latest fiscal year or for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders holding at least 100 shares each and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income in the latest fiscal year or for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders holding at least 100 shares. The Registrant must also meet certain corporate governance criteria established from time to time by Nasdaq.


     If the Registrant does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Registrant's securities may be traded in the NASD's over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Registrant may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

         If the Registrant is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Registrant's securities.

Warrant Overhang

     As of December 31, 2001, there were a total of 6,270,139 common stock purchase warrants of the Registrant outstanding consisting of:

o 1,108,333 warrants issued on March 15, 2001 to holders of the Registrant's Senior Bridge Note placement in connection with a Rule 506 offering by the Registrant. These warrants are exercisable at $.60 per share and expire on June 15, 2004;

o 4,316,806 warrants issued on March 15, 2001 to holders of the Registrant's Convertible Note placement in connection with a Rule 506 offering by the Registrant These warrants are exercisable at $.50 per share and expire on March 15, 2004; (See PART II, Item 4); and

o 845,000 warrants issued on March 15, 2001 to consultants and financial advisors for services rendered in to the Registrant as follows: 40,000 warrants at $.50 per share expiring on May 15, 2003; 180,000 warrants at $.50 per share expiring on March 1, 2004; 125,000 warrants at $.50 per share expiring on March 15, 2004; and 500,000 warrants at $1.00 per share expiring on May 15, 2005.

     As the warrants set forth in this section have not been exercised by the respective warrant holders, the holding period, as defined under Rule 144(d) of the Securities Act, required for Rule 144 re-sales (the "Holding Period") has not begun to run and thus, none of the warrants or the underlying shares of common stock may be sold pursuant to Rule 144.

Option Overhang

     As of December 31, 2001, there were a total of 1,050,000 Incentive Stock Options of the Registrant outstanding granted on various dates during the two fiscal years ended December 31, 2001.

     As the options set forth in this section have not been exercised by the respective option holder, the Holding Period has not begun to run and thus, none of the options or the underlying shares of common stock may be sold pursuant to Rule 144.

Holders

     As of December 31, 2001 there were approximately 90 record holders of the Registrant's Common Stock.

Dividends

     The Registrant has never declared or paid a dividend on its Common Stock, and management expects that all or a substantial portion of the Registrant's future earnings will be retained for expansion or development of the Registrant's business. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Registrant's earnings, capital requirements, financial condition and other relevant factors such as contractual obligations. Management does not anticipate that the Registrant will pay dividends on the Common Stock in the foreseeable future. Moreover, there can be no assurance that dividends can or will ever be paid.

Reports to Stockholders.

     Registrant understands that as a Section 12(g) reporting company it will be subject to the reporting requirements of Section 14 of the Exchange Act which will, inter alia, require the Registrant to file and deliver annual reports and proxy statements to its stockholders. The Registrant will also be subject to the disclosure rules of Regulation SB for a small business issuer under the Exchange Act and will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Registrant will be required to file current reports and proxy and information statements from time to time as required.

     The public may read and copy any materials the Registrant files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D.
C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2. LEGAL PROCEEDINGS

     The Registrant is a defendant in an action commenced by vendor on April 24, 2001, in the Superior Court of California, Orange County for goods sold and delivered and breach of contract. The vendor is seeking $74,431 in damages. As of the date of this Registration Statement, the Registrant is engaged in active settlement negotiations with the plaintiff/vendor. The Registrant does not expect the outcome of this matter to have a material adverse effect on the Registrant's financial position or results of operations.

     Other than the aforementioned matter, there is no other litigation pending or threatened by or against the Registrant.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     (a) During the two fiscal years ended December 31, 2001, the Registrant did not experience a change of independent accountants.

     (b) With respect to the financial statements of the Registrant for two fiscal years ended December 31, 2001, there were no disagreements between the Registrant and any accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of the accountants involved would have caused them to make reference in connection with their report to the subject matter of the disagreement.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the three fiscal years ended December 31, 2001 and between January 1, 2002 and the filing date of this Registration Statement, the Registrant consummated the following transactions.

Transaction With Uniloc Corporation Pty., Ltd.

     In March 1998, the Registrant caused the original issuance and delivery to Uniloc Corporation Pty., Ltd., an Australian corporation controlled by or under common control of Ric Richardson, an executive officer and the Chairman of the Registrant ("PTY"), of an aggregate of 5,100,000 shares of the Registrant's common stock valued at $.20 per share, or an aggregate of $1,020,000. In consideration for the issuance of the shares to Pty, Pty granted to the Registrant the exclusive right and license to utilize a Systems for Software Registration patent owned by PTY, and entered into a written Co-Development Agreement with PTY. The shares were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

Transaction With Kraft Enterprises, Inc.

On September 27, 2000, and in consideration for a cash contribution of $150,000, the Registrant caused the original issuance and delivery to Kraft Enterprises, Inc., a corporation controlled by or under common control of Jack Kraft, a director of the Registrant, of an aggregate of 750,000 shares of the Registrant's common stock valued at $.20 per share. The shares were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

Private Sale of Convertible Notes

     Commencing September 2000, the Registrant sold an aggregate of $1,459,000 principal amount of convertible promissory notes to investors. Each note, which was for a term expiring on December 31, 2001, subject to two 30 day extensions, bore interest at the rate of 12% per annum; was due December 31, 2001; and was convertible into shares of the Registrant's common stock at a price per share equal to 85% of the offering price per share of the Registrant's common stock in the first subsequent offering conducted by the Registrant. As additional consideration, each note holder also received a five year warrant entitling the holder to purchase such number of shares of the Registrant's common stock as shall equal 50% of the principal amount of the promissory notes purchased and valued at the note conversion price. Each extension of the notes by the Registrant entitled the note holders to exercise the holder's warrant up to an additional 25% of the loan amount.

     As of December 31, 2001, all $1,459,000 principal amount of the notes plus accrued interest were converted into 2,918,000 shares of the Registrant's common stock at $.50 per share. The purchasers of the notes and warrants were financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records. The notes and warrants were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

Digital Age Ventures, Ltd. Transactions

     From 1998 through March 5, 2002, Digital Age Ventures, Ltd., an Illinois corporation controlled by or under common control of Patrick G. Rooney, a theretofore non-affiliated individual ("Digital"), contributed an aggregate of $1,075,464 to the Registrant in consideration for the receipt of an aggregate of 2,150,928 shares of the Registrant's common stock.

     Similarly, and from 1998 through March 15, 2001, Digital loaned an aggregate of $1,183,342 to the Registrant pursuant to a series of 10% Convertible Senior Bridge Notes due December 31, 2001 and 12% Convertible Promissory Notes due December 31, 2001. On March 15, 2001, Digital converted the entire principal amount plus accrued interest into an aggregate of 2,366,686 shares of the Registrant's common stock at $.50 per share. In addition, and pursuant to the terms of a written consulting and financial services agreement, the Registrant paid Digital $101,000 in consulting fees and issued Digital warrants to purchase an aggregate of 2,366,684 shares of the Registrant's Common Stock, exercisable at $0.50 per share. Digital was financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records. The notes and warrants were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

UBInet, Inc. Transactions


     From 1998 through March 15, 2001, UBInet, Inc., an Illinois corporation controlled by or under common control of Patrick G. Rooney and Ric Richardson, a executive officer and Chairman of the Registrant ("UBInet"), loaned an aggregate of $440,312 to the Registrant pursuant to a series of 10% convertible promissory notes due December 31, 2002. On March 15, 2001, UBInet converted the entire unpaid principal amount and all accrued interest due from the Registrant into an aggregate of 880,624 shares of the Registrant's common stock. In addition, the Registrant issued to UBInet warrants to purchase an aggregate of 880,624 shares of the Registrant's Common Stock, exercisable at $0.50 per share as an incentive to convert. UBInet was financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records. Digital was financially sophisticated and had access to all material, corporate information of the Registrant, including the financial statements, product information, material contracts, and other corporate records. The notes and warrants were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.


Transaction With Logarex, Inc.

     Between November 2000 and January 2001, Logarex, Inc., a California corporation controlled by or under common control of Ric Richardson, an executive officer and the Chairman of the Registrant, advanced an aggregate of $58,359 to the Registrant in payment of engineering services rendered by the Registrant to Logarex, Inc.

Sale of Senior Bridge Notes

     Commencing September 2000, the Registrant sold an aggregate of $2,205,000 principal amount of Convertible Senior Bridge promissory notes to investors. Each note, which was for a term expiring December 31, 2001, subject to two 30 day extensions, bore interest at the rate of 10% per annum payable in one lump sum on the due date; and was convertible into shares of the Registrant's common stock at $.50 per share. As of December 31, 2001, $540,000 of the Senior Notes had converted into common stock pursuant to the terms of the Notes. The notes were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

Private Placement

Commencing in May 2001, the Registrant conducted a private placement of a minimum of 100,000 maximum of 3,000,000 shares of its common stock at $.60 per share through Hornblower & Weeks, Inc., a registered broker dealer controlled by or under common control of John Rooney, the brother of Patrick G. Rooney, a principal stockholder of the Registrant. The offering, which expired on October 31, 2001 was extended by the Registrant to March 31, 2002. As of December 31, 2001, the Registrant sold an aggregate of 2,425,000 shares generating net proceeds of $950,211. From December 31, 2001 through February 27, 2002, the Registrant sold an additional 400,000 shares. The shares were issued in reliance on Rule 506 of Regulation D of the Securities Act.

Employment Agreement With Robert Syverson


     On June 12, 2000 and as previously indicated under Item 6, the Registrant entered into a continuously renewing two year term written employment agreement with Robert Syverson as the Registrant's President. Pursuant to the terms of this agreement, the Registrant caused the original issuance and delivery to Mr. Syverson of an aggregate of 150,000 shares of the Registrant's common stock valued at $1.00 per share. In consideration for his shares, Mr. Syverson tendered to the Registrant a promissory note in the principal amount of $150,000 bearing interest at 8.25% per annum and due December 31, 2003. The shares were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act. Notwithstanding the foregoing, the holding period under Rule 144 of the Securities Act for the shares issued to Mr. Syverson does not commence until the payment by Mr. Syverson of his monetary obligation to the Registrant under his $150,000 note has been paid or otherwise satisfied in cash.

Transaction With Corey Conn

     On September 15, 2000, Corey Conn, a Director of the Registrant, participated in the Registrant's offering of Senior Bridge Notes as described above. Mr. Conn purchased for cash Senior Bridge Notes in the principal amount of $180,000. Thereafter on March 15, 2001, Mr. Conn's note was converted into an aggregate of 377,610 shares of the Registrant's Common Stock at approximately $.48 per share. As additional compensation to convert his note to shares of the Company's Common Stock, Mr. Conn received five year warrants to purchase an aggregate of 377,610 shares of the Company's Common Stock at an exercise price of $.50 per share. The notes and warrants were issued in reliance on Rule 506 of Regulation D and Section 4(2) of the Securities Act.

Transaction With Timothy A. Breidigan

By virtue of a written two month consulting agreement dated May 23, 2000 but not accepted by the Registrant until July 11, 2000, the Registrant employed Timothy
A. Breidigan as a business development and capital formation consultant. Mr. Breidigan is a director of the Registrant. Pursuant to the agreement, the Registrant paid Mr. Breidigan $5,000 in cash and issued him a five year warrant to purchase an aggregate of 10,000 shares of the Registrant's common stock at $.50 per share. The Registrant also agreed to pay to Mr. Breidigan $10,000 in deferred cash and to issue him a deferred five year warrant to purchase an aggregate of 10,000 shares of the Registrant's common stock at $.50 per share. The agreement provided that in the event the Registrant did not realize $500,000 in invested capital or consummate a defined business combination during the term of the agreement, Mr. Breidigan would forfeit 75% of the deferred cash. The shares and warrants were issued in reliance on Rule 506 of Regulation D and
Section 4(2) of the Securities Act.

Securities Act Litigation

     In September 2000, the Securities and Exchange Commission (the "SEC") commenced a lawsuit against John Rooney and Patrick G. Rooney and others alleging that they had engaged in insider trading in a publicly traded security. John Rooney and Patrick G. Rooney have both advised the Registrant that they deny the SEC's substantive allegations and intend to vigorously defend the action.


     The Registrant has been made aware that in addition to objective criteria, stock exchanges and markets impose certain subjective listing criteria on securities sought to be listed thereon. Assuming the Registrant sought to list its securities on such an exchange or market place and met the relevant objective criteria, such a listing application may be denied as a result of a finding of securities law violation of a principal stockholder of the Registrant such as Patrick G. Rooney. For further information concerning this matter, see SEC Litigation Release No. 16733 (September 27, 2000) available at www.sec.gov/litigation/litreleases/lrl6733.htm or contact the SEC's Public Reference Unit, 450 Fifth Street, N.W, Washington, D.C. 20549.


Granting of Options

     On May 31, 2000 and August 1, 2001, the Registrant granted an aggregate of 200,000 Incentive Stock Options to David Perl, a significant employee of the Registrant, vesting over a ten year period beginning June 1, 2001, at an exercise price of $.50 per share. The options vest at the rate of 30% after one year, 50% after two years and 100% after three years.

     On June 14, 2000 and August 1, 2001, the Registrant granted 300,000 Incentive Stock Options to Robert Syverson, the Registran't President, vesting over a ten year period beginning June 14, 2001, at an exercise price of $.50 per share. The options vest at the rate of 30% after one year, 50% after two years and 100% after three years.

     On June 28, 2000 and August 1, 2001, the Registrant granted an aggregate of 200,000 Incentive Stock Options to Randy Perry, a significant employee of the Registrant, vesting over a five year period beginning June 28, 2001, at an exercise price of $.50 per share.

     On July 31, 2000 and August 1, 2001, the Registrant granted an aggregate of 350,500 incentive stock options, to nine individual employees vesting over a ten year period beginning August 1, 2001 at an exercise price of $.50 per share. The options vest at the rate of 30% after one year, 50% after two years and 100% after three years.

     The granting of the options under this section were made in reliance on Rule 701 of the Securities Act. No options were exercised during the two fiscal years ended December 31, 2001.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Registrant's Certificate of Incorporation and under California law, directors of the Registrant are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under California law or any transaction in which a director has derived an improper personal benefit.

     Pursuant to both the Registrant's Certificate of Incorporation and California law, the Registrant's officers and directors are indemnified by the Registrant for monetary damages for breach of fiduciary duty, except for liability which arises in connection with (i) a breach of duty or loyalty, (ii) acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividend payments or stock repurchases illegal under California law, or (iv) any transaction in which the officer or director derived an improper personal benefit. The Registrant's Certificate of Incorporation does not have any effect on the availability of equitable remedies (such as an injunction or rescissions) for breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available in particular circumstances. Following this offering, the Registrant intends to secure director and officer liability coverage.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


                                  UNILOC, INC.

                     INTERIM UNAUDITED FINANCIAL STATEMENTS


Interim Financial Statements

               Balance Sheet                                       IF-1

               Statements of Operations                            IF-2

               Statements of Cash Flows                            IF-3

               Notes to Interim Financial Statements               IF-4 - IF-5

                          AUDITED FINANCIAL STATEMENTS

Independent Auditor's Report                                       F-1

Financial Statements:

               Balance Sheet                                       F-2

               Statements of Operations                            F-3

               Statements of Change in                             F-4
               Stockholders' Equity (Deficit)
                   Statements of Cash Flow                         F-5
               Notes to Financial Statements                       F-6 - F-18




                                  UNILOC, INC.

                     INTERIM UNAUDITED FINANCIAL STATEMENTS

Interim Financial Statements
               Balance Sheet                                       1
               Statements of Operations                            2


                          AUDITED FINANCIAL STATEMENTS

Independent Auditor's Report                                       1

Financial Statements:

               Statements of Operations                            2
               Notes to Financial Statements                       3-5

                                  Uniloc, Inc.
                          (A Development Stage Company)
                   (Formerly known as Uniloc PC Preload, Inc.
                              and Uniloc.com, Inc.)

                              FINANCIAL STATEMENTS
                         FROM INCEPTION (MARCH 2, 1998)
                            THROUGH DECEMBER 31, 2001
                             AND FOR THE YEARS ENDED
                           DECEMBER 31, 2001 AND 2000

                                    CONTENTS




Independent Auditors' Report................................................1

Balance Sheets..............................................................2

Statements of Operations....................................................4

Statement of Stockholders' Equity...........................................5

Statements of Cash Flows....................................................7

Notes to Financial Statements...............................................9

                          Independent Auditors' Report


To the Board of Directors and Stockholders of Uniloc, Inc.

We have audited the accompanying balance sheets of Uniloc, Inc. (a California corporation and a development stage Company) (formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from inception (March 2, 1998) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uniloc, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended and from inception (March 2, 1998) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed further in Note 3, the Company continues to experience significant losses. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mendoza Berger & Company, LLP



Irvine, California
February 27, 2002

                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                                 BALANCE SHEETS

------------------------------------------------------------------------------------------------

                                     ASSETS

                                                    December 31,
                                                       2001              December 31, 2000
                                               --------------------    -----------------------
Current assets:
    Prepaid expenses                                     3,135                 12,712
    Other current assets                       $         1,327         $        1,327
                                               --------------------    ------------------
     Total current assets                                4,462                 14,039
                                               --------------------    ------------------
Property and equipment - net
      (Notes 2 and 5)                                   39,652                 49,047
                                               --------------------    ------------------
Other assets:
    Deposits                                             8,606                  8,606
                                               --------------------    ------------------
     Total assets                              $        52,720         $       71,692
                                               ====================    ==================



    The accompanying notes are an integral part of these financial statements




                                       2


                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)

                                 BALANCE SHEETS
--------------------------------------------------------------------------------
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                    December 31,           December 31,
                                                                        2001                   2000
                                                                 -----------------      -------------------
Current liabilities:
    Cash overdraft                                                          448                   8,748
    Accounts payable                                                    432,962                 705,677
    Accrued liabilities (Note 9)                                        778,672                 330,093
    Advances from shareholders                                          354,875                  52,064
    Convertible notes payable (Note 6)                                  665,000               2,648,200
    Notes payable (Note 7)                                       $      268,374         $             -
                                                                 -----------------      -------------------
     Total current liabilities                                        2,500,331               3,744,782
                                                                 -----------------      -------------------
Commitments and Contingencies (Note 9)                                        -                       -

Stockholders' equity: (Note 8)
    Common Stock:
       $0.01 par value, 100,000,000 shares authorized;
       16,677,935 and 8,952,130 shares issued and
       outstanding at December 31, 2001 and 2000,
          respectively                                                  166,779                 89,521
    Additional paid-in capital                                        6,573,748              2,953,989
    Accumulated deficit                                              (9,019,638)            (6,560,100)
                                                                 -----------------       -----------------

                                                                     (2,279,111)            (3,516,590)
                                                                 -----------------       -----------------

Less:  Subscribed note receivable and accrued interest -
    related party (Note 4 and 8)                                       (168,500)              (156,500)
                                                                 -----------------       -----------------
                                                                 -----------------       -----------------

     Total stockholders' equity                                      (2,447,611)            (3,673,090)
                                                                 -----------------       -----------------

     Total liabilities and stockholders' equity                  $       52,720          $      71,692
                                                                 =================       =================





                  The accompanying notes are an integral part of these financial statements



                                       3




                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                            STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
                                                       For the year          For the year
                                                       ended                   ended          From inception (March
                                                       December 31,          December 31,      2, 1998) through
                                                       2001                  2000              December 31, 2001
                                                    -----------------    ----------------    -------------------
Net revenues                                        $            -       $            -      $        260,000
                                                    -----------------    ----------------    -------------------
Operating costs and expenses:
    Cost of recurring revenues (Note 1)                          -            1,316,346             1,596,458
    General and administrative                           2,351,261            2,611,359             6,412,892
    Impairment of patent license (Note 2)                        -                    -             1,020,000
                                                    -----------------    ----------------    -------------------
      Total operating costs and expenses                 2,351,261            3,927,705             9,029,350
                                                    -----------------    ----------------    -------------------
Loss from operations                                    (2,351,261)          (3,927,705)           (8,769,350)
Other income (expense):
    Interest expense                                      (108,277)            (160,744)             (277,187)
    Interest income                                              -               21,991                26,899
                                                    -----------------    ----------------    -------------------
Loss from operations before income
    tax benefit                                         (2,459,538)          (4,066,458)           (9,019,638)
                                                    -----------------    ----------------    -------------------
Income tax benefit (Note 10)                                     -                    -                     -
                                                    -----------------    ----------------    -------------------
      Net loss                                          (2,459,538)          (4,066,458)           (9,019,638)
                                                    -----------------    ----------------    -------------------
      Net loss per share                            $         (0.18)     $        (0.46)     $          (0.96)
                                                    -----------------    ----------------    -------------------
Weighted average shares outstanding                     13,910,745            8,743,628             9,408,391
                                                    =================    ================    ===================


    The accompanying notes are an integral part of these financial statements



                                       4

                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                        STATEMENT OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
                                                            Common Stock
                                                     ----------------------------
                                                                                                          Subscribed
                                                                                                             Note
                                                                                                         Receivable and
                                                                    Par      Additional                 Accrued Interest    Total
                                                      Number      Value       Paid-in     Accumulated     Receivable   Stockholders'
                                                     of Shares    $0.01       Capital       Deficit     -Related Party    Equity
                                                     ---------    -----       -------       -------     --------------    ------
Balance at inception (March 2, 1998)                       --     $   --     $     --     $      --      $    --      $      --

Issuance of stock for cash (Note 8)                   2,105,120     21,051      448,949          --           --          470,000

Issuance of stock for patent license (Note 8)         5,100,000     51,000      969,000          --           --        1,020,000

Net loss                                                   --         --           --      (1,421,080)        --       (1,421,080)
                                                      ---------   --------   ----------   -----------    ---------    -----------

Balance, December 31, 1998                            7,205,120     72,051    1,417,949    (1,421,080)        --           68,920
                                                      ---------   --------   ----------   -----------    ---------    -----------
Issuance of stock for cash (Note 8)                   1,065,000     10,650      854,350          --           --          865,000
Net loss                                                   --         --           --      (1,072,562)        --       (1,072,562)
                                                      ---------   --------   ----------   -----------    ---------    -----------
Balance, December 31, 1999                            8,270,120     82,701    2,272,299    (2,493,642)        --         (138,642)
                                                      ---------   --------   ----------   -----------    ---------    -----------
Issuance of stock for cash (Note 8)                     496,010      4,960      491,050          --           --          496,010

Issuance of stock for note receivable to related
party and accrued interest receivable (Notes 4 and 8)   150,000      1,500      155,000          --       (156,500)          --

Issuance of stock for services (Note 8)                  36,000        360       35,640          --           --           36,000

Net loss                                                   --         --           --      (4,066,458)        --       (4,066,458)
                                                      ---------   --------   ----------   -----------    ---------    -----------
Balance, December 31, 2000                            8,952,130     89,521    2,953,989    (6,560,100)    (156,500)    (3,673,090)
                                                      ---------   --------   ----------   -----------    ---------    -----------


                  The accompanying notes are an integral part of these financial statements



                                       5


                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                  STATEMENT OF STOCKHOLDERS' EQUITY (Continued)
-------------------------------------------------------------------------------------------------------------------


                                                                 Common Stock
                                                         ------------------------------
                                                                                                          Subscribed
                                                                                                             Note
                                                                                                         Receivable and
                                                                    Par      Additional                 Accrued Interest   Total
                                                        Number     Value      Paid-in    Accumulated     Receivable    Stockholders'
                                                      of Shares    $0.01      Capital      Deficit      -Related Party    Equity
                                                     ---------    --------    -------     ---------     --------------    ------
Issuance of stock for conversion of debt to equity    4,306,805     43,168    2,115,798          --             --        2,158,966

Issuance of stock for services (Note 8)                 604,000      6,040      350,960          --             --          357,000

Issuance of stock for cash (Note 8)                   2,805,000     28,050    1,141,001          --             --        1,169,051

Accrual of interest on subscribed note receivable
   (Notes 4 and 8)                                         --         --         12,000          --          (12,000)          --

Net loss                                                   --         --           --      (2,459,538)          --       (2,459,538)
                                                     ----------   --------   ----------   -----------    -----------    -----------
Balance, December 31, 2001                           16,677,935   $166,779   $6,573,748   $(9,019,638)   $  (168,500)    (2,447,611)
                                                     ==========   ========   ==========   ===========    ===========    ===========



                  The accompanying notes are an integral part of these financial statements



                                       6


                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                            STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------

                                                                                                              Cumulative
                                                                                                             Amounts from
                                                                                          For the year         inception
                                                                   For the year ended,       ended,         (March 2, 1998)
                                                                      December 31,        December 31,          through
                                                                         2001                 2000          December 31, 2001
                                                                  --------------------    ----------------  -------------------
Cash flows used by operating activities:
    Net loss                                                        $(2,459,538)        $(4,066,458)         (9,019,638)
                                                                    -----------         -----------         -----------
Adjustment to reconcile net loss to cash used by operations:
    Depreciation                                                         22,035              21,689              65,020
    Impairment loss on patent license                                      --                  --             1,020,000
    Stock for services                                                  357,000              36,000             393,000
Changes in assets and liabilities:
    Prepaid expenses                                                      9,577             (12,712)             (3,135)
    Other current assets                                                   --                (1,327)             (1,327)
    Deposits                                                               --                (6,936)             (8,606)
    Accounts payable                                                     62,172             669,855             767,849
    Accrued liabilities                                                 608,345             327,780             938,438
                                                                    -----------         -----------         -----------
        Total adjustments                                             1,059,129           1,034,349           3,171,239
                                                                    -----------         -----------         -----------
        Net cash used by operations                                  (1,400,409)         (3,032,109)         (5,848,399)
                                                                    -----------         -----------         -----------
Cash flows used by investing activities:
    Purchase of property and equipment                                  (12,640)            (26,265)           (104,672)
                                                                    -----------         -----------         -----------
        Net cash used by investing activities                           (12,640)            (26,265)           (104,672)
                                                                    -----------         -----------         -----------
Cash flows provided by financing activities:
    Advances from stockholders'                                         236,309                --               236,309
    Due to officer                                                       66,502              92,158             118,566
    Proceeds from notes payable                                          16,000           2,308,200           2,664,200
    Payments on notes payable                                           (66,513)            496,010             (66,513)
    Issuance of common stock                                          1,169,051                --             3,000,061
                                                                    -----------         -----------         -----------
        Net cash provided by financing activities                     1,421,349           2,896,368           5,952,623
                                                                    -----------         -----------         -----------
                                                                    -----------         -----------         -----------

        Net increase (decrease) in cash and cash equivalents              8,300            (162,006)               (448)

Cash, beginning of period                                                (8,748)            153,258                --
                                                                    -----------         -----------         -----------
                                                                    -----------         -----------         -----------

Cash, end of period                                                 $      (448)        $    (8,748)               (448)
                                                                    ===========         ===========         ===========


                  The accompanying notes are an integral part of these financial statements


                                       7


                                  Uniloc, Inc.
                          (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------

                                                                                                            Cumulative amounts
                                                                                                              from inception
                                                              For the year ended,   For the year ended,       (March 2, 1998)
                                                                 December 31,          December 31,        through December 31,
                                                                    2001                   2000                    2001
                                                             ------------------   -------------------   -------------------
Supplemental schedule of noncash operating,
investing, and financing activities:

Issuance of stock for patent license                         $            -       $            -               1,020,000
                                                             ==================   ===================   ===================
Issuance of stock for  subscribed note receivable -
  related party                                              $            -       $      150,000                 150,000
                                                             ==================   ===================   ===================

Issuance of stock for services                               $      357,000       $       36,000                 393,000
                                                             ==================   ===================   ===================
Accrual of interest on subscribed note receivable            $       12,000       $        6,500                  18,500
                                                             ==================   ===================   ===================
Conversion of accounts payable to notes                      $      335,193       $            -                 335,193
                                                             ==================   ===================   ===================


                  The accompanying notes are an integral part of these financial statements


                                       8



                                  Uniloc, Inc.
                         (A Development Stage Company)
        (Formerly known as Uniloc PC Preload, Inc. and Uniloc.com, Inc.)
                         NOTES TO FINANCIAL STATEMENTS




1.       NATURE OF BUSINESS AND ORGANIZATION

         Uniloc, Inc. (the Company) was incorporated in California on March 2,
         1998. The Company has created a fully integrated digital delivery network (DDN), a centralized network and infrastructure that enables all digital content to be encoded, protected, catalogued and delivered using a network of existing channel partners.
         The Company enables consumers of content and software applications "to try before you buy" and provides content providers with a secured way to distribute content on a trial basis. Content is encrypted or wrapped in a shell produced by Uniloc's patented lock/unlock technology. The shell allows the intent recipient to view or access the content on a trial basis for 7 to 14 days, then a built in "time-bomb" disables the content so that the recipient can no longer use it unless it is purchased.

         The Company has been in the development stage since it's inception, and is primarily engaged in raising capital, expanding its research, development, and marketing efforts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Inventory

         Inventories are stated at the lower of cost determined by the first-in first-out (FIFO) method of accounting or market.

         During the year ended December 31, 2000, the Company wrote down
         $1,316,346 worth of inventory due to obsolescence.

         Property and Equipment

         Property and equipment is stated at cost. Depreciation of property and equipment is computed using the double declining balance method over the estimated useful lives of the assets, which is generally five to seven years.

         Advertising

         The cost of advertising is expensed as incurred. The Company incurred advertising expense of $394 and $60,982 for the years ended December
         31, 2001 and 2000, respectively.


                                       9



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes

         The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. A valuation allowance has been provided for deferred tax assets when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company has established a full valuation allowance on the aforementioned deferred tax assets due to the uncertainty of realization.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         Fair Value of Financial Instruments

         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principals. For certain Company financial instruments, including cash, accounts payable, and other accrued liabilities, the carrying amounts approximate fair value, due to their short maturities. The amounts shown for notes payable also approximate fair value since current interest rates offered the Company for debt of similar maturities are substantially the same.

         Net Loss Per Share

         Net loss per share is calculated based on the weighted average number of common shares outstanding. Warrants outstanding have not been included in the net loss per share calculation since their effect would be anti-dilutive.

         All references to number of shares and per-share amounts on the balance sheet have been adjusted to give retroactive effect to the re-capitalizations and stock splits.


                                       10



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         ------------------------------------------

         Impairment of Long-lived Assets

         In accordance with SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", the Company periodically reviews its long-lived assets to be held and used by the Company to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions of factors that may be present. If such impairment indicators are present of other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist.

         If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amounts and the estimated value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis.

         In March of 1998, the Company issued 5,100,000 shares of its common stock valued at $0.20 per share or $1,020,000 to a related party, Uniloc Corporation PTY LTD, as consideration for purchase of a patent license. During the period ended December 31, 1998, the Company wrote the patent license down to $0 and recorded an impairment loss of $1,020,000. For the years ended December 31, 2001 and 2000, there were no impairment losses.

3.       GOING CONCERN

         The accompanying financial statements, which have been prepared in conformity with generally accepted accounting principles, contemplates the continuation of the Company as a going concern. However, the Company has sustained significant losses and has used capital raised through the issuance of stock and notes payable to fund activities.
         Continuation of the Company as a going concern is contingent upon establishing and achieving profitable operations. Such operations will require management to secure additional financing for the Company in the form of debt or equity, which management plans to partially satisfy through the issuance of additional shares of its common stock.





                                       11



3.       GOING CONCERN (Continued)

         Management believes that actions currently being taken to revise the Company's funding requirements will allow the Company to continue its development stage operations. However, there is no assurance that the necessary funds will be realized through the stock offerings.

4.       SUBSCRIBED NOTE RECEIVABLE - RELATED PARTY

         In June of 2000, the Company issued a note receivable to the Company's
         President. This note was in the amount of $150,000, carries an interest rate of 8% per annum, and is due in June 2003. The note receivable is secured by 150,000 shares of Company common stock. The stock has been issued and is currently being held by the Company, therefore the note receivable and the related accrued interest receivable is being recorded as an offset to paid-in capital.

5.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at:

                                                             December 31,           December 31,
                                                                2001                   2000
                                                         ------------------   --------------------
         Computer equipment and software                  $      82,299               73,312
         Furniture and fixtures                                  22,373       $       18,720
                                                         ------------------   --------------------
           Total                                                104,672               92,032

         Less: accumulated depreciation                         (65,020)             (42,985)
                                                         ------------------   --------------------
              Net property and equipment                  $      39,652       $       49,047
                                                         ==================   ====================

         Depreciation expense the years ended December 31, 2001 and 2000 was $22,035 and $21,689, respectively.




                                       12


6.       CONVERTIBLE NOTES PAYABLE

         The following is a summary of notes payable at:
                                                                       December 31,        December 31,
                                                                           2001                2000
                                                                    ----------------    -------------------
        Convertible Senior Bridge Notes:
            10% convertible notes payable,
       plus accrued interest due on December
            31, 2001 (Note 8).
            The notes are in default.                                     665,000         1,189,200

        Convertible Promissory Notes:
            12% convertible notes payable,
             plus accrued interest
            due on December 31, 2001 (Note 8).                      $           -      $  1,459,000
                                                                    ---------------    ------------------

                                                                    $     665,000      $  2,648,200
                                                                    ===============    ==================

7.       NOTES PAYABLE

         During the year December 31, 2001, the Company converted accounts payable due to various vendors into the following notes payable:

                                                                       December 31,       December 31,
                                                                           2001              2000
                                                                    ---------------    ---------------
        Note payable, due July 15, 2001, 9% annual interest
            rate.  The note is in default.                                  6,849                   -

        Note payable, due October 15, 2001, 0% interest rate.
            The note is in default.                                         9,000                   -

        Notepayable, due February 2, 2002, 12%
         annual interest rate. The note
            is in default.
            (Note 9)                                                $     252,525      $            -
                                                                    ---------------    ----------------
                                                                    $     268,374      $            -
                                                                    ===============    ================




                                       13


8.       CAPITAL STOCK

         Private Placement Memorandum

         In May of 2001, the Company initiated a private placement offering under Rule 506 of Regulation D under the Securities Act of 1933. The private placement is offering up to 3,000,000 shares of common stock at $0.60 per share with a minimum $60,000 investment. The private placement expired in October of 2001, and has been extended through March 2002. During the year ended December 31, 2001, the Company has issued 2,425,000 shares of common stock for $950,211 in cash under the terms of the private placement. A total of 400,000 shares of common stock for $149,100 have been issued subsequent to December 31, 2001.
         Proceeds from the stock offering are reflected net of related expenses.

         Common Stock

         In March of 1998, the Company issued 5,100,000 shares of common stock to a related party, Uniloc Corporation PTY LTD, at a fair value of $0.20 per common share or $1,020,000, for consideration for purchasing a patent license

         During the period ended December 31, 1998, the Company issued 2,105,120 shares of common stock for $470,000 in cash.

         During the year ended December 31, 1999, the Company issued 1,065,000 shares of common stock for $865,000 in cash.

         During the year ended December 31, 2000, the Company issued 496,010 shares of common stock for $496,010 in cash.

         During the year ended December 31, 2000, as described in Note 4, the Company issued 150,000 shares of common stock in exchange for a note receivable from the Company's President.

         During the year ended December 31, 2000, the Company issued 36,000 shares of common stock in exchange for services. The Company charged
         $36,000 to expense for the year ended December 31, 2000.

         During the year ended December 31, 2001, the Company issued 2,805,000 shares of common stock for $1,169,051 in cash.




                                       14


8.       CAPITAL STOCK (Continued)

         Common Stock (Continued)

         During the year ended December 31, 2001, the Company issued 604,000 shares of common stock in exchange for services. The Company charged
         $357,000 to expense for the year ended December 31, 2001.

         In January and February 2002, the Company issued 400,000 shares of common stock for $149,100 in cash.

         Stock Split

         On June 30, 2000, the Company authorized a 10 for 1 stock split of the Company's common stock. All references in the accompanying financial statements to the number of common shares and per-share amounts at December 31, 2001 and 2000 have been adjusted to reflect the stock split.

         Conversion of Debt to Equity

         On March 31, 2001, the Company converted $1,459,000 and $540,200 in promissory notes and senior bridge notes, plus accrued interest of $159,766, into 4,316,805 shares of common stock at a conversion price of $.50 per share.

         Warrants

         The Company granted warrants for its shares of common stock as follows:
                                            % Vested at
     Date of             Number of          December 31,                Exercise             Expiration
      Issue                Shares               2001                     Price                  Date
-------------------    ---------------   -------------------    --- -----------------    -------------------
  3/15/2001                    40,000               100%                     0.50          5/15/2003
  3/15/2001                   180,000               100%                     0.50          3/01/2004
  3/15/2001                 4,316,805               100%                     0.50          3/15/2004
  3/15/2001                   125,000               100%                     0.50          3/15/2004
  3/15/2001                 1,108,333               100%                     0.60          6/15/2004
  3/15/2001                   500,000               100%        $            1.00          5/15/2005
                       ---------------
                            6,270,138
                       ===============




                                       15


9.       COMMITMENTS AND CONTINGENCIES

         Operating Leases and Agreements

         The Company leases its facilities under non-cancelable operating leases, which expires April 31,2003. The Company also leases equipment under non-cancelable operating leases with one year, renewal terms. As of December 31, 2001, future minimum lease payments are as follows:

                                                  2002  $      164,324
                                                  2003          60,233
                                                  2004           2,775
                                                        ------------------
                                                        $      227,332
                                                        ==================

         Rent expense for the Company's operating facility totaled $151,520 and $118,727, for the years ended December 31, 2001 and 2000, respectively.

         Payroll Tax Liabilities

         The Company is presently not current in its payment of payroll tax liabilities. The Company has accrued $499,938, in payroll taxes as of December 31, 2001. The Company is currently in discussions with the Internal Revenue Service.

         Litigation

         The Company is party to a lawsuit whereby a vendor is suing the Company for damages and breach of contract in relation to shipments made by them to another vendor on the Company's behalf. The total amount due is $74,431. The Company is in settlement discussions and any monies paid to this vendor will be offset against the note payable amount of $252,525 in Note 7. No additional amounts have been accrued related to this lawsuit.

10.      INCOME TAXES

         The Company incurred taxable losses for federal and state purposes for the years ended December 31, 2001 and 2000 and from inception (March 2, 1998) through December 31, 2001. Accordingly, the Company did not incur any federal income tax expense for those periods other than the minimum required taxes for state purposes.


10.      INCOME TAXES (Continued)

         The Company's effective tax benefit on pretax loss differs from the U.S. Federal Statutory tax rate for the years ended December 31, 2001 and 2000 and from inception (March 2, 1998) through December 31, 2001 , are as follows:

                                            For the year        For the year        From inception
                                               ended           ended December     through December
                                         December 31, 2001        31, 2000             31, 2001
                                        --------------------  ---------------    --------------------

Federal statutory tax benefit                 (34.00%)            34.00%)           (34.00%)
State tax benefit                              (5.83%)           ((5.83%)            (5.83%)
                                               -----              -----              -----

                                              (39.83%)           (39.83%)           (39.83%)
                                               =====              =====              =====

         Significant components of the Company's deferred tax asset at December
31, 2001 and 2000, are as follows:

                                                     December 31, 2001     December 31, 2000
                                                   -----------------     ------------------
         Net operating loss carryforwards          $     3,593,000       $      2,613,000
                                                   -----------------     ------------------
         Gross deferred tax assets                       3,593,000              2,613,000

         Valuation allowance                            (3,593,000)            (2,613,000)
                                                   -----------------     ------------------
             Net deferred tax assets               $              -      $              -
                                                   =================     ==================

         The Company had available approximately $9,019,000 and $6,560,000 of unused Federal and state net operating loss carryforwards at December
         31, 2001 and 2000, respectively that may be applied against future taxable income. These net operating loss carryforwards expire for Federal purposes in 2021. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards.

         SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2001 and 2000, valuations for the full amount of the net deferred tax asset were established due to the uncertainties as to the amount of the taxable income that would be generated in future years.


                                       16


11.      EMPLOYEE STOCK OPTION PLAN

         In April of 2000, the Company adopted a stock option plan under which 2,000,000 shares of common stock are available for issuance with respect to awards granted to officers, management, consultants, and any other key employees of the Company. The option price may not be less than the fair market value of the shares on the date of grant. The options expire after 10 years from the date of grant. The options vest at a rate of 30%, 20% and 50% over a three year period.

         The Company applies APB Opinion 25 and related interpretation in accounting for stock options. The Company did not record any compensation expense for the years ended December 31, 2001 and 2000.
                                                                                    Weighted Average
                                                                 Options             Exercise Price
                                                             ------------------    -------------------
         Options outstanding at January 1, 2000                            -       $          -
         Granted during the year                                     525,250                0.50
         Surrendered, forfeited or expired                                 -                  -
         Exercised                                                         -                  -
                                                             ------------------    ---------------
         Outstanding at December 31, 2000                            525,250       $        0.50
                                                             ------------------    ---------------
         Granted during the year                                     525,250                0.60
         Surrendered, forfeited or expired                                 -                  -
         Exercised                                                         -                  -
                                                             ------------------    ---------------
         Outstanding at December 31, 2001                          1,050,500       $        0.55
                                                             ==================    ===============

         Exercisable options outstanding, and the related weighted average exercise price at December 31, 2001 were 157, 575 and $0.50. No options were exercisable at December 31, 2000.


                                       17


11.      EMPLOYEE STOCK OPTION PLAN (Continued)

         The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 2001 and 2000:

         Outstanding options:                                        2001                 2000
                                                             -----------------    -----------------
              Number outstanding                                  1,050,500              525,250
              Weighted average exercise price                     $    0.55                0.50
              Weighted average remaining contractual life
                 in years                                             $9.05            $   9.50

         Exercisable options:
              Number outstanding                                    157,575                   -
              Weighted average exercise price                          0.50                   -

         If the Company had elected to recognize compensation based on the fair value of the options granted at the grant date, net loss and loss per share would have been increased to the following pro forma amounts shown below:

                                             For the year ended    For the year ended
         Pro Forma:                          December 31, 2001     December 31, 2000
                                            ------------------    -------------------
              Net loss                             (2,472,135)           (4,076,963)
              Loss per share:
                   Basic and diluted                  (0.18)              $  (0.47)


         The fair value of each option grant was estimated on the date of the grant using the Black-Scholes Option Pricing Module, using the following assumptions:

                                         For the year ended    For the year ended
                                         December 31, 2001      December 31, 2000
                                        -------------------    ---------------------
         Risk-free interest rate                  4.95%                  5.18%
         Expected life in years                   9.59                   9.50
         Expected volatility                         0%                    0%
         Expected dividend yield                     0%                    0%

                                   SIGNATURES

         Pursuant with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                UNILOC, INC.


Date: March 12, 2002                     By /s/ Robert Syverson
      --------------                        ------------------
                                           Robert Syverson, Pres.